

2003


125TH ANNIVERSARY
YESTERDAY. TODAY. TOMORROW.

annual report

HOPFED BANCORP, INC.


YESTERDAY. TODAY. TOMORROW.

125 years of bankin

On December 19, 1879, twelve business and professional men organized the Hopkinsville Building and Loan Association. The men met in the office of the Bank of Hopkinsville, located at the corner of Main and Fifth, "to aid members in procuring homes and to give opportunity for safe investment. . ." On December 20, 1879, papers were filed incorporating the business with $250,000 in capital stock. That was yesterday. ● Today, 125 years later, Heritage Bank holds in high regard the aims of its founders by "providing customers the opportunity to procure homes and busi-

with neighbors

NESSES WHILE EXTENDING CHOICES FOR SAFE INVESTMENTS." THE PROCESS MAY HAVE CHANGED DRAMATICALLY, BUT THE FUNDAMENTAL GOAL HASN'T. THIS YEAR WE CELEBRATE, WITH EACH OF YOU, THE LONG AND HERALDED HISTORY OF A COMMUNITY BANK WHICH HAS STOOD THE TEST OF TIME. ● WHAT WILL TOMORROW BRING? THAT HISTORY WILL BE WRITTEN BY THE MEN AND WOMEN OF THE 21ST CENTURY—NEIGHBORS WHO ARE NOW CONNECTED NOT JUST BY LIVING AROUND THE CORNER, BUT BY LIVING AROUND THE WORLD. HOPFED BANCORP, INC. IS A VIABLE PART OF THAT EVER-WIDENING, EVER-GROWING NEIGHBORHOOD. *Yesterday. Today. Tomorrow.*

TRADITION. TALENT. TENACITY.

In this, our 125th year, we honor and celebrate the great financial tradition associated with HopFed Bancorp, Inc. We also applaud the talent of the many banking professionals who have preceded us, leading the way with a tenacious commitment to products and services designed to meet the varied needs of our community markets.

2003 was an exciting year for all of us at HopFed Bancorp, Inc. I am pleased to report that growth continues to be evident in all our markets as Heritage Bank becomes a stronger presence in each community it serves. At December 31, 2003, total assets had increased to $531.5, compared to $427.5 million at December 31, 2002. Deposits increased to $417.5, compared to $353.7 million on December 31, 2002. Even more impressive is our bank's continued growth in loans to $334.7 at the end of 2003, compared with $292.1 at December 31, 2002. In spite of a substantial one-time cost of $990,000 associated with the final closing of the bank's Defined Benefit Plan, the bank was able to post impressive net income of $3.5 million, or $0.96 per share.



MAJOR MARKET DEVELOPMENT.

In 2003, the company completed several projects of major proportions. Although we have been serving customers in Calloway County for over 35 years, we have experienced substantial growth since 2000. Accommodating this growth required new facilities and greater access for our customers. We have now completed a beautiful new office on Twelfth Street in

"I believe th

Murray and we have added ATM locations throughout the community.

Marshall County has served as a great source of growth for our institution since we established a presence there in 2001. During 2003, we successfully opened our new 4,000 square foot office in Benton as well as a new office in Calvert City. The combination of a wonderful response from customers and a very qualified staff has resulted in assets skyrocketing to over $90 million in just three years.

In October 2003, Heritage Bank introduced a new division,


HERITAGE BANK
BANKING WITH NEIGHBORS FOR 125 YEARS


HERITAGE BANK
CHECKING PRODUCTS | SAVINGS PRODUCTS
Heritage Bank now offers Heritage Online
Do your banking online in a fast and secure fashion. Check account balances.
click of a mouse.

125TH ANNIVERSARY PT CRUISER GIVEAWAY

HERITAGE ONLINE BANKING SUCCESSFULLY LAUNCHED

Heritage Solutions, which provides insurance and investment services. The products offered by Heritage Solutions, as well as those of Fall & Fall Insurance in Fulton, continue to fuel our overall growth.

In March 2003, our experienced operations team put together online banking and bill payment products that are second to none. We are now processing thousands of online transactions daily with customers in several states. Because of our complete product line, we are able to recruit new customers and provide more enhanced services to our existing clients.

"...uccess we have consistently experienced for more than a century is the result of generations of customers choosing ...ur bank because of its dedicated employees who serve their communities as both bankers and neighbors."

LOOKING BACK, MOVING FORWARD.

A primary focus in 2004 will be the year-long celebration of our 125th Anniversary. As we travel throughout our markets this year, I believe we will realize more than ever, that the success Heritage Bank has consistently experienced for more than a century is the result of generations of customers choosing our bank because of its dedicated employees who serve their communities as both bankers and neighbors. For that, we are forever indebted.

PATHWAYS TO THE FUTURE.

We look back on an illustrious 125 year history with pride. We know that the lessons learned along the way have built a solid foundation for HopFed Bancorp, Inc. that will serve us well into the future. Our Board of Directors and management teams continue to develop new ways to grasp the opportunities presented to us in the years ahead. We believe that our community-oriented approach to delivering financial products and services is the proper strategy for future growth. We look forward to reporting to you, our valued shareholders, our on-going progress in 2004!

Sincerely,

John E. Peck

John E. Peck
President & CEO


HERITAGE
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news and events
7/28/2003
HOPFED BANCORP REPORTS SECOND QUARTER RESULTS

...all with the
by the bank.
...ss.
...4 hours a day—


HERITAGE
BANK


HERITAGE
BANK



MORE ATM LOCATIONS ADDED

NEW OFFICES OPENED IN MURRAY, BENTON AND CALVERT CITY

selected financial data

Earnings Summary

[Dollars in thousands, except per share data] Year Ended December 31,

	2003	2002	2001	2000
Interest income	$24,743	$20,042	$17,562	$16,343
Interest expense	$12,379	$9,420	$9,752	$9,112
Net interest income after provision for loan losses	$10,614	$9,827	$7,588	$6,800
Net income	$3,495	$4,594	$1,839	$2,666
Earnings per share	0.96	1.26	0.49	0.67

Balance Sheet Data

[Dollars in thousands, except per share data] Year Ended December 31,

	2003	2002	2001	2000
Total assets	$531,465	$427,502	$285,639	$229,958
Loans receivable, net	$334,740	$292,095	$170,016	$129,154
Total deposits	$417,488	$353,655	$200,316	$165,604
Shareholders' equity	$47,238	$46,878	$43,589	$45,362
Book value per share	13.01	12.91	12.02	11.77



[Total Assets*]
600
550
500
450
400
350
300
250
200
150
$230
$286
$428
$531
2000
2001
2002
2003



[Loans Receivable, Net*]
350
325
300
275
250
225
200
175
150
125
$129
$170
$292
$335
2000
2001
2002
2003



[Total Deposits*]
500
450
450
400
350
300
250
200
150
100
$166
$200
$354
$417
2000
2001
2002
2003

* Dollars in Millions, numbers rounded to nearest sum

Christian County

Corporate Office

2700 Fort Campbell Boulevard 270-885-1171
Hopkinsville, Kentucky 42240

605 South Virginia Street 270-885-2628
Hopkinsville, Kentucky 42240

Calloway County

210 North 12th Street 270-753-7921
Murray, Kentucky 42071

Trigg County

352 Main Street 270-522-6638
Cadiz, Kentucky 42211

Todd County

536 West Main Street.................................270-265-5628
Elkton, Kentucky 42220

Marshall County

105 West 5th Street 270-527-4353
Benton, Kentucky 42025

35 Oak Plaza Drive 270-395-0781
Calvert City, Kentucky 42029

Fulton County

306 Lake Street 270-472-3300
Carr Plaza • 607 North Highland Drive 270-472-4410
Fulton, Kentucky 42041



CRITTENDEN
LIVINGSTON
CALDWELL
HOPKINS
MUHLENBERG
BALLARD
MCCRACKEN
LYON
CHRISTIAN
TODD
CARLISLE
MARSHALL
TRIGG
HICKMAN
GRAVES
FULTON
CALLOWAY
PADUCAH
CALVERT CITY OFFICE
BENTON OFFICE
CADIZ OFFICE
HOPKINSVILLE OFFICES
ELKTON OFFICE
MURRAY OFFICE
FULTON OFFICES
MAYFIELD
MADISONVILLE
FORT CAMPBELL
TENNESSEE STATE LINE

HopFed Bancorp, Inc.

Board of Directors

W D Kelley
Chairman of the Board and Retired Superintendent—Christian County Schools

John E. Peck
President and Chief Executive Officer

Boyd M. Clark
Vice President and Secretary

H. Joseph Dempsey, M.D.
Anesthesiologist

Walton G. Ezell
Farmer

Kerry B. Harvey
Attorney at Law and Partner—Owen, Harvey and Carter

Gilbert E. Lee
Co-owner—C & L Rentals, L.L.C.

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

Corporate Officers

John E. Peck
President and Chief Executive Officer

Michael L. Woolfolk
Executive Vice President

Boyd M. Clark
Vice President and Secretary

Billy C. Duvall, C.P.A.
Vice President, Chief Financial Officer and Treasurer

Heritage Bank

Board of Directors

W D Kelley
Chairman of the Board and Retired Superintendent—Christian County Schools

John E. Peck
President and Chief Executive Officer

Boyd M. Clark
Senior Vice President—Loan Administration

H. Joseph Dempsey, M.D.
Anesthesiologist

Walton G. Ezell
Farmer

Kerry B. Harvey
Attorney at Law and Partner—Owen, Harvey and Carter

Gilbert E. Lee
Co-owner—C & L Rentals, L.L.C.

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

Kenneth E. Crews
Retired—Banking

Executive Management

John E. Peck
President and Chief Executive Officer

Michael L. Woolfolk
Chief Operating Officer and Executive Vice President

Boyd M. Clark
Senior Vice President—Loan Administration

Billy C. Duvall, C.P.A.
Vice President, Chief Financial Officer and Treasurer

Banking Center Management

ROBERT K. BURROW
Market President
Fulton County Offices

CONNIE SMITH
Office Manager
Carr Plaza Office in Fulton

PAUL THURMAN
Market Manager
Marshall County Offices

CHUCK WATKINS
Office Manager
Calvert City Office

DAN DICKERSON
Market Manager
Trigg County Office

TIM LITTLE
Market Manager
Todd County Office

ROGER GROGAN
Office Manager
Hopkinsville, Downtown Office

RICHARD VANOVER
Market Manager
Calloway County Office

Fall & Fall Insurance, Inc.

ROGER D. KEPHART, CPCU
Vice President and Manager

Heritage Solutions

MARK VINSON
Vice President

Community Board Members

CALLOWAY COUNTY

MARC PEEBLES
Owner—Innovative Printing & Graphics, Inc.

DR. THOMAS I. MILLER, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

J.D. OUTLAND, D.M.D.
Dentist

DR. JAY A. MORGAN
Professor of Agriculture—Murray State University

MARSHALL COUNTY

TED KINSEY
Owner—Parkway Chrysler

KERRY B. HARVEY
Attorney at Law and Partner—Owen, Harvey and Carter

JIM WISEMAN
Owner—J & R Pharmacy

GARY SHEMWELL
Administration Manager—Westlake Vinyls, Inc.

GAYLE HALL
Owner and President—Calvert City Insurance Agency

DONALD R. HISE
Retired—Westlake Monomers Corp.

FULTON COUNTY

ROBERT K. BURROW
Market President—Heritage Bank Fulton

KENNETH E. CREWS
Retired—Banking

L. M. MCBRIDE
Retired—Banking

R. WARD BUSHART, II
Public School Administrator

KENT A. HUTCHINS
President—Hornbeak Funeral Chapel, Inc.

ROGER KEPHART, CPCU
Vice President and Manager—Fall & Fall Insurance, Inc.; A Heritage Bank Company

INDEPENDENT AUDITORS

RAYBURN BETTS & BATES, P.C.
5200 Maryland Way, Suite 300
Brentwood, TN 37027

GENERAL COUNSEL

DEATHERAGE, MYERS, SELF & LACKEY
701 South Main Street
Hopkinsville, KY 42241

SPECIAL COUNSEL

COZEN O'CONNOR
1667 K Street, NW Suite 500
Washington, D.C. 20006

TRANSFER AGENT

REGISTRAR AND TRANSFER COMPANY
10 Commerce Drive
Cranford, NJ 07016

ANNUAL MEETING

The 2003 Annual Meeting of Stockholders will be held on May 19, 2004, at 3:00 p.m. at the Hopkinsville Christian County Conference and Convention Center, 303 Conference Center Drive, Hopkinsville Kentucky.

ANNUAL REPORT ON FORM 10-K

A copy of the Company's 2003 Annual Report on Form 10-K will be furnished without charge to stockholders as of the record date for the 2003 Annual Meeting upon written request to the Secretary, HopFed Bancorp, Inc., 2700 Fort Campbell Boulevard, Hopkinsville, Kentucky 42240.

MARKET AND DIVIDEND INFORMATION

Since February 9, 1998 the Common Stock has been quoted on the Nasdaq Stock Exchange under the symbol "HFBC." As of March 20, 2004, there were approximately 2,700 shareholders of the Company's Common Stock, with 1,217 held in the name of the owner and the remainder held in street name. Following are the high and low stock prices of the Common Stock for the periods indicated.

Dividends of $0.11 per share were declared in each of the four quarters of 2002 and the first quarter of 2003. Dividends of $0.12 per share were declared in the second, third and fourth quarters of 2003.

Dividends, when and if paid, are subject to determination and declaration by the Board of Directors at its discretion, which will take into account the Company's consolidated financial condition and results of operations, the Bank's regulatory capital requirements, tax considerations, economic conditions, regulatory restrictions, and other factors; and there can be no assurance that dividends will be paid or, if paid, will continue to be paid in the future. The payment of future dividends by the Company will depend in large part upon the receipt of dividends from the Bank, which is subject to various tax and regulatory restrictions on the payment of dividends.

PRICE RANGE OF COMMON STOCK

	YEAR ENDED DECEMBER 31, 2002		YEAR ENDED DECEMBER 31, 2003	
	HIGH	LOW	HIGH	LOW
FIRST QUARTER	$11.57	$9.78	$15.82	$13.00
SECOND QUARTER	$12.42	$10.46	$16.49	$14.07
THIRD QUARTER	$12.53	$12.02	$17.25	$15.91
FOURTH QUARTER	$13.37	$11.82	$17.90	$16.00

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The following summary of selected financial information and other data does not purport to be complete and is qualified in its entirety by reference to the detailed information and Consolidated Financial Statements and accompanying Notes appearing elsewhere in this Report.

Financial Condition and Other Data

	At December 31,				
	2003	2002	2001	2000	1999
Total amount of:	(Dollars in thousands)				
Assets	$531,465	$427,502	$285,639	$ 229,958	$ 207,906
Loans receivable, net	334,740	292,095	170,016	129,154	113,532
Loans held for sale	---	---	928	---	---
Cash and due from banks	12,958	9,288	3,941	2,227	4,537
Interest-bearing deposits in Federal Home Loan Bank (FHLB)	35	905	39	50	251
Federal funds sold	2,185	3,840	690	1,530	4,100
Securities available for sale	143,514	103,147	100,519	84,269	71,423
Securities held to maturity:					
U.S. Government agency securities	13,339	---	---	---	---
Mortgage-backed Securities	1,769	2,932	4,462	7,796	9,958
Deposits	417,488	353,655	200,316	165,604	160,905
FHLB advances	54,353	23,623	38,747	17,040	---
Subordinated debentures	10,310	---	---	---	---
Total stockholders' equity	47,238	46,878	43,589	45,362	44,344
Number of:					
Real estate loans outstanding	4,048	3,216	2,248	2,075	2,143
Deposit accounts	43,069	36,868	18,178	18,778	18,667
Offices open	9	8	6	5	5

Operating Data

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(Dollars in thousands)				
Interest and dividend income	$ 24,743	$ 20,042	$17,562	$16,343	$ 14,205
Interest expense	12,379	9,420	9,752	9,112	7,078
Net interest income before provision for loan losses	12,364	10,622	7,810	7,231	7,127
Provision for loan losses	1,750	795	222	431	21
Net interest income	10,614	9,827	7,588	6,800	7,106
Non-interest income	3,499	2,312	717	509	7,028
Non-interest expense	9,044	5,199	5,493	3,270	8,893
Income before income taxes	5,069	6,940	2,812	4,039	5,241
Provision for income taxes	1,574	2,346	973	1,373	2,766
Net income	$3,495	$ 4,594	$ 1,839	$ 2,666	$ 2,475

Selected Quarterly Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(Dollars in thousands)		
Year Ended December 31, 2003:				
Interest income	$ 5,905	$ 6,192	$ 6,237	$ 6,409
Net interest income after provision for losses on loans	2,472	2,646	2,695	2,801
Noninterest income	1,015	905	883	696
Noninterest expense	2,023	2,812	2,032	2,177
Net income	996	505	1,046	948
Year Ended December 31, 2002:				
Interest income	$ 4,587	$ 4,679	$ 4,950	$ 5,826
Net interest income after provision for losses on loans	2,448	2,588	2,368	2,423
Noninterest income	436	402	677	797
Noninterest expense	1,136	1,141	1,144	1,778
Net income	1,133	1,225	1,269	967

Key Operating Ratios

	At or for the Year Ended December 31,		
	2003	2002	2001
Performance Ratios			
Return on average assets (net income divided by average total assets)	0.72%	1.37%	0.72%
Return on average equity (net income divided by average total equity)	7.40%	9.99%	4.26%
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	2.41%	2.81%	2.29%
Ratio of average interest-earning assets to average interest-bearing liabilities	110.48%	116.52%	121.63%
Ratio of non-interest expense to average total assets	1.86%	1.55%	2.15%
Ratio of net interest income after provision for loan losses to non-interest expense	117.36%	189.02%	138.14%
Efficiency ratio (noninterest expense divided by sum of net interest income plus noninterest income)	57.01%	40.20%	66.14%
Asset Quality Ratios			
Nonperforming assets to total assets at end of period	0.27%	0.19%	0.19%
Nonperforming loans to total loans at end of period	0.34%	0.29%	0.32%
Allowance for loan losses to total loans at end of period	0.76%	0.50%	0.54%
Allowance for loan losses to nonperforming loans at end of period	225.17%	174.67%	167.21%
Provision for loan losses to total loans receivable, net	0.52%	0.27%	0.13%
Net charge-offs to average loans outstanding	0.20%	0.12%	0.01%
Capital Ratios			
Total equity to total assets at end of period	8.89%	10.97%	15.26%
Average total equity to average assets	9.72%	13.68%	16.85%

Regulatory Capital

	December 31, 2003 (Dollars in thousands)	
	Bank	**Company**
Tangible capital	$ 49,971	$ 52,258
Less: Tangible capital requirement	7,852	7,893
Excess	42,119	44,365
Core capital	$ 49,971	$ 52,258
Less: Core capital requirement	20,939	21,047
Excess	29,032	31,211
Total risk-based capital	$ 52,547	$ 54,834
Less: Risk-based capital requirement	25,489	25,664
Excess	27,058	29,170

General

This discussion relates to the financial condition and results of operations of the Company, which became the holding company for the Bank in February 1998. The principal business of the Bank consists of accepting deposits from the general public and investing these funds primarily in loans and in investment securities and mortgage-backed securities. The Bank's loan portfolio consists primarily of loans secured by residential real estate located in its market area.

For the year ended December 31, 2003, the Company recorded net income of $3.5 million, a return on average assets of 0.72% and a return on average equity of 7.40%. For the year ended December 31, 2002, the Company recorded net income of $4.6 million, a return on average assets of 1.37% and a return on average equity of 9.99%. For the year ended December 31, 2001 the Company recorded net income of $1.8 million, a return on average assets of 0.72% and a return on average equity of 4.26%.

The Company's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loan, investment securities and mortgage-backed securities portfolios and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the Company's net income also is affected by the level of non-interest expenses such as compensation and employee benefits and FDIC insurance premiums.

The operations of the Company and the entire thrift industry are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Company's market area.

Aggregate Contractual Obligations

December 31, 2003 (In thousands)	Maturity by Period				
	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 years to 5 years	Greater than 5 years	Total
Deposits	$ 287,929	97,775	31,784	---	417,488
FHLB borrowings	12,350	14,184	2,338	25,481	54,353
Subordinated debentures	---	---	---	10,310	10,310
Lease commitments	15	30	14	---	59
Purchase obligations	660	1,440	1,680	900	4,680
Total	$ 300,954	113,429	35,816	36,691	486,890

Deposits represent non interest bearing, money market, savings, NOW, certificates of deposit and all other deposits held by the Company. Amounts that have an indeterminate maturity period are included in the less than one-year category above.

FHLB borrowings represent the amounts that are due to FHLB of Cincinnati. All amounts have fixed maturity dates with the exception of $18 million in convertible securities that may be called after the three month LIBOR exceeds 4.60%. The convertible advance has a prepayment penalty of $1.8 million dollars at December 31, 2003. Management does not anticipate calling these advances at this time.

Subordinated debentures represent the amount borrowed in a private pool trust preferred issuance on September 25, 2003. The debentures are priced at the three month LIBOR plus 3.10%, currently 4.24%. The debentures reprice and pay interest quarterly and have a thirty year final maturity. The debentures may be called at the issuer's discretion on a quarterly basis after five years.

Lease commitments represent the total minimum lease payments under noncancelable operating leases.

Purchase obligations represent the total anticipated cost for noncancelable operating contracts. The most significant operating contract is for the Company's data processing services, which reprices monthly based on the number of accounts and other operational factors. Estimates have been made for these cost to include reasonable growth projections.

Off Balance Sheet Arrangements

December 31, 2003 (In thousands)	Maturity by Period				
	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 years to 5 years	Greater than 5 years	Total
Standby letters of credit	$ 837	---	---	---	837
Loans in process	8,486	---	---	---	8,486
Unused lines of credit	3,427	198	170	6,835	10,630
Total	$12,750	198	170	6,835	19,953

Standby letters of credit represent commitments by the Company to repay a third party beneficiary when a customer fails to repay a loan or debt instrument. The terms and risk of loss involved in issuing standby letters of credit are similar to those involved in issuing loan commitments and extending credit. In addition to credit risk, the Company also has liquidity risk associated with stand by letters of credit because funding for these obligations could be required immediately.

Loans in process represents the undisbursed amount of real estate construction loans in progress. All draw periods are less than one year.

Unused lines of credit represent commercial and residential equity lines of credit with maturities ranging from one to fifteen years.

Quantitative and Qualitative Disclosure about Market Risk

Quantitative Aspects of Market Risk. The principal market risk affecting the Company is risk associated with interest rate volatility (interest rate risk). The Company does not maintain a trading account for any class of financial instrument nor does it engage in hedging activities or purchase high-risk derivative instruments. The Company is not subject to foreign currency exchange rate risk or commodity price risk. Substantially all of the Company's interest rate risk is derived from the Bank's lending and deposit taking activities. This risk could result in reduced net income, loss in fair values of assets and/or increases in fair values of liabilities due to upward changes in interest rates.

Qualitative Aspects of Market Risk The Company's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between assets and liabilities maturities and interest rates. The principal element in achieving this objective is to increase the interest-rate sensitivity of the Company's interest-earning assets by retaining for its portfolio loans with interest rates subject to periodic adjustment to market conditions. The Company relies on retail deposits as its primary source of funds. Management believes retail deposits, compared to brokered deposits, reduce the effects of its interest rate fluctuations because they generally represent a more stable source of funds. As part of its interest rate risk management strategy, the Bank promotes demand accounts and certificates of deposit with primarily terms of up to five years.

Asset / Liability Management

Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity of both the interest-earning asset and interest-bearing liability portfolios. The Company has employed various strategies intended to minimize the adverse affect of interest rate risk on future operations by providing a better match between the interest rate sensitivity between its assets and liabilities. In particular, the Company's strategies are intended to stabilize net interest income for the long-term by protecting its interest rate spread against increases in interest rates. Such strategies include the origination of adjustable-rate mortgage loans secured by one-to-four family residential real estate, and, to a lesser extent, multi-family real estate loans and the origination of other loans with interest rates that are more sensitive to adjustment based upon market conditions than long-term, fixed-rate residential mortgage loans. For the year ended December 31, 2003, approximately $171.4 million of the $191.0 million of one-to-four family residential loans originated by the Company (comprising 89.7% of such loans) had adjustable rates.

The U.S. government agency securities generally are purchased for a term of fifteen years or less, and are fixed-term, fixed rate securities. Securities may or may not have call options. A security with call options improves the yield on the security but also has little or no positive price convexity. Non-callable securities or securities with one time calls offer less yield but more positive price convexity and an improved predictability of cash flow. Generally, securities with the greater call options (continuous and quarterly) are purchased only during times of extremely low interest rates. The reasons for purchasing these securities generally focus on the fact that a non callable or one time call is of little value if rates are exceptionally low. Due to their lack of positive price convexity, these securities are most likely classified as held to maturity.

At December 31, 2003, no securities were due within one year, approximately $8.2 million were due in one to five years, approximately $40.0 were due in five to ten years and approximately $6.4 million were due after ten years. However, at December 31, 2003, $44.3 million of these securities had call provisions which authorize the issuing agency to prepay the securities at face value at certain pre-established dates. If, prior to their maturity dates, market interest rates decline below the rates paid on the securities, the issuing agency may elect to exercise its right to prepay the securities. At December 31, 2003, all of these securities are callable and/or due prior to January 31, 2005.

The municipal bond portfolio largely consists of local school district bonds with the guarantee of the state of Kentucky or out of state bonds insured by private companies. At December 31, 2003, the Company has $28.5 million in municipal bonds. These bonds were purchased to provide long-term income stability and higher tax equivalent yields to a small portion of the investment portfolio. At December 31, 2003, approximately $14.3 million of the Company's municipal bond portfolio is callable with call dates ranging from January 2006 to December 2013. The call dates are staggered to eliminate the excessive cash flows within any one-year period. At December 31, 2003, $35,000 was due in less than one year, $2.8 were due within one to five years, $12.5 million were due in five to ten years and approximately $13.2 million were due after ten years.

At December 31, 2003, the Company held $4.2 million in corporate bonds. The Company conducts a financial analysis similar to that of a loan customer for each corporate bond purchased. All corporate bonds purchased by the Bank bonds are investment grade and mature by January 31, 2007 while providing yields that are attractive as compared to U.S. Government and agency bonds of similar maturities.

Mortgage-backed securities entitle the Company to receive a pro rata portion of the cash flow from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, mortgage-backed securities present lower credit risk by virtue of the guarantees that back them, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company. Further, mortgage-backed securities provide a monthly stream of both interest and principal, thereby providing the Company with a cash flow to reinvest at current market rates and limit the Company's interest rate risk. For more information regarding investment securities, see Note 3 of Notes to Consolidated Financial Statements.

Interest Rate Sensitivity Analysis

The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial increase or decrease in interest rates may adversely impact the Company's earnings to the extent that the interest rates on interest earning assets and interest bearing liabilities do not change at the same speed, to the same extent or on the same basis. As part of its effort to manage interest rate risk, the Bank monitors its net portfolio value (NPV), a methodology adopted by the OTS to assist the Bank in assessing interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning assets and other assets and outgoing cash flows on interest-bearing liabilities and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered.

The following table presents the Bank's NPV at December 31, 2003, as calculated by the OTS, based on information provided to the OTS by the Bank.

Change	Net Portfolio Value			NPV as % of PV of Assets	
In Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
		(Dollars in thousands)			
+300 bp	$ 49,122	(18,042)	(27) %	9.56%	- 272 bp
+200 bp	56,244	(10,920)	(16) %	10.70%	-158 bp
+100 bp	62,645	(4,520)	(7) %	11.67%	- 62bp
0 bp	67,164			12.28%	
-100 bp	68,549	1,385	2 %	12.38%	9 bp

Due to the low level of interest rates at December 31, 2003, the OTS did not measure outputs associated with an interest rate decline of less than 100 basis points.

Interest Rate Risk Measures: 200 Basis Point (bp) Rate Shock

Pre-Shock NPV Ratio: NPV as % of Present Value of Assets....	12.28%
Exposure Measure: Post-Shock NPV Ratio	10.70%
Sensitivity Measure: Change in NPV Ratio	158 bp

The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. The computations do not contemplate any actions the Bank could undertake in response to changes in interest rates.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. At December 31, 2003, the Company had a negative one-year or less interest rate sensitivity gap of 15.92% of total interest-earning assets. Generally, during a period of rising interest rates, a negative gap position would be expected to adversely affect net interest income while a positive gap position would be expected to result in an increase in net interest income. Conversely during a period of falling interest rates, a negative gap would be expected to result in an increase in net interest income and a positive gap would be expected to adversely affect net interest income.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003, which are expected to mature or reprice in each of the time periods shown.

	One Year or Less	Over One Through Five Years	Over Five Through Ten Years	Over Ten Through Fifteen Years	Over Fifteen Years	Total
			(Dollars in thousands)			
Interest-earning assets:						
Loans:						
One-to-four family	$116,551	$ 52,165	$ 6,351	$ 7,872	$ 7,773	$190,712
Multi-family residential	2,013	1,038	1,408	274	1,394	6,127
Construction	2,997	498	---	---	---	3,495
Non-residential	16,463	11,295	4,064	4,811	2,366	38,999
Secured by deposits	2,317	745	---	---	---	3,062
Other loans	32,452	55,619	2,377	1,226	671	92,345
Time deposits and interest-bearing deposits in FHLB	35	---	---	---	---	35
Federal funds sold	2,185	---	---	---	---	2,185
Securities	7,789	34,307	39,106	6,247	2,457	89,906
Mortgage-backed securities	21,531	23,350	16,570	6,124	1,141	68,716
Total	204,333	179,017	69,876	26,554	15,802	495,582
Interest-bearing liabilities:						
Deposits	260,581	129,559	--	--	--	390,140
Borrowed funds	22,660	16,522	7,481	18,000	--	64,663
Total	283,241	146,081	7,481	18,000	--	454,803
Interest sensitivity gap	$ (78,908)	$ 32,936	$ 62,395	$ 8,554	$ 15,802	$ 40,779
Cumulative interest sensitivity Gap	$(78,908)	$(45,972)	$ 16,423	$ 24,977	$ 40,779	$ 40,779
Ratio of interest-earning assets to Interest-bearing liabilities	72.14 %	122.55 %	934.05%	147.52%	N/A	108.97 %
Ratio of cumulative gap to total interest-earning assets	(15.92) %	(9.28)%	3.31 %	5.04%	8.23 %	8.23 %

The preceding table was prepared based upon the assumption that loans will not be repaid before their respective contractual maturities, except for adjustable rate loans which are classified based upon their next re-pricing date. Further, it is assumed that fixed maturity deposits are not withdrawn prior to maturity and other deposits are withdrawn or repriced within one year. Mortgage-backed securities are classified based on their lifetime prepayment speeds. Current prepayments speeds are much faster than lifetime averages and shorten the maturity and yields of mortgage-backed securities. Management of the Company does not believe that these assumptions will be materially different from the Company's actual experience. However, the actual interest rate sensitivity of the Company's assets and liabilities could vary significantly from the information set forth in the table due to market and other factors.

The retention of adjustable-rate mortgage loans in the Company's portfolio helps reduce the Company's exposure to changes in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to borrowers as a result of repricing adjustable-rate mortgage loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest costs to the borrowers.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and average interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods and at the date indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented.

The table also presents information for the periods and at the date indicated with respect to the difference between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	At December 31, 2003	
	Balance	Weighted Average Yield/Cost
	(Dollars in thousands)	
Interest-earning assets:		
Loans receivable, net	$ 334,740	5.62 %
Non taxable securities available for sale	28,523	3.49%
Taxable securities available for sale	114,991	4.02 %
Securities held to maturity	15,108	4.78 %
Time deposits and other interest-bearing cash deposits	2,220	0.90 %
Total interest-earning assets	495,582	5.08 %
Non-interest-earning assets	35,883	
Total assets	$ 531,465	
Interest-bearing liabilities:		
Deposits	$ 390,140	2.60 %
FHLB borrowings	54,353	3.19 %
Subordinated debentures	10,310	4.24%
Total interest-bearing liabilities	454,803	2.71 %
Non-interest-bearing liabilities	29,424	
Total liabilities	484,227	
Common stock	40	
Additional paid-in capital	25,714	
Retained earnings	26,897	
Treasury stock	(4,857)	
Accumulated other comprehensive loss	(556)	
Total liabilities and equity	$ 531,465	
Interest rate spread		2.37 %
Ratio of interest-earning assets to interest-bearing liabilities		108.97 %

(Continued on following page)

	Year Ended December 31,								
	2003			2002			2001		
	(Dollars in Thousands)								
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Interest-earning assets:									
Loans receivable, net	$315,126	$19,332	6.14%	$223,733	$15,200	6.79%	$ 149,804	$11,531	7.69%
Taxable securities AFS	108,440	4,196	3.87%	80,288	4,145	5.16%	82,328	5,068	6.16%
Non taxable securities AFS	19,539	674	3.45%	6,853	279	4.07%	892	40	4.48%
Securities held to maturity	10,308	467	4.53%	3,641	291	7.99%	5,986	456	7.61%
Time deposits and other interest-bearing cash deposits	6,751	74	1.10%	8,075	127	1.57%	9,998	467	4.67%
Total interest-earning assets	460,164	24,743	5.38%	322,590	20,042	6.21%	249,008	17,562	7.05%
Non-interest-earning assets	25,588			13,595			7,099		
Total assets	$485,752			$336,185			$256,107		
Interest-bearing liabilities:									
Deposits	$377,963	10,896	2.88%	$244,865	8,090	3.30%	$180,180	8,706	4.83%
Borrowings	38,558	1,483	3.85%	31,997	1,330	4.16%	24,541	1,046	4.26%
Total interest-bearing liabilities	416,521	12,379	2.97%	276,862	9,420	3.40%	204,721	9,752	4.76%
Non-interest-bearing liabilities	22,001			13,326			8,223		
Total liabilities	438,522			290,188			212,944		
Common stock	40			40			40		
Additional paid-in capital	25,714			25,714			24,586		
Retained earnings	26,411			24,552			21,273		
Treasury stock	(4,857)			(4,854)			(3,266)		
Accumulated other comprehensive income (loss)	(78)			545			530		
Total liabilities and equity	$485,752			$336,185			$256,107		
Net interest income		$12,364			$10,622			$ 7,810	
Interest rate spread			2.41%			2.81%			2.29%
Net interest margin			2.69%			3.29%			3.13%
Ratio of average interest-earning assets to average interest-bearing liabilities			110.48%			116.52%			121.63

Rate Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume from year to year multiplied by the average rate for the prior year) and (ii) change in rate (changes in the average rate from year to year multiplied by the prior year's volume).

	Year Ended December 31,					
	2003 vs. 2002			2002 vs. 2001		
	Increase (Decrease) due to			Increase (Decrease) due to		
	Rate	Volume	Total Increase (Decrease)	Rate	Volume	Total Increase (Decrease)
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable	$ (2,074)	$6,206	$4,132	$ (2,016)	$ 5,685	$ 3,669
Securities available for sale, taxable	(1,402)	1,453	51	(797)	(126)	(923)
Securities available for sale, non taxable	(122)	517	395	(29)	268	239
Securities held to maturity	(357)	533	176	13	(178)	(165)
Other interest-earning assets	(32)	(21)	(53)	(250)	(90)	(340)
Total interest-earning assets	(3,987)	8,688	4,701	(3,079)	5,559	2,480
Interest-bearing liabilities:						
Deposits	(1,586)	4,392	2,806	(3,740)	3,124	(616)
Borrowings	(120)	273	153	(34)	318	284
Total interest-bearing liabilities	(1,706)	4,665	2,959	(3,774)	3,442	(332)
Increase (decrease) in net interest income	$ (2,281)	$4,023	$ 1,742	$ 695	2,117	$ 2,812

Critical Accounting Policies and Estimates

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, financial information that is based on appropriate measures of the financial effects of transactions and events that have already occurred. Based on its consideration of accounting policies that involved the most complex and subjective decisions and assessments, management has identified its most critical accounting policy to be that related to the allowance for loan losses. The Company's allowance for loan loss methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan loss that management believes is appropriate at each reporting date. Quantitative factors included the Company's historical loss experience, delinquency and charge-off trends, collateral values, changes in non-performing loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrower's sensitivity to economic conditions throughout the southeast and particular, the state of certain industries. Size and complexity of individual credits in relation to loan structure, existing loan policies and pace of portfolio growth are other qualitative factors that are considered in the methodology. As the Company adds new products and increases the complexity of the loan portfolio, its methodology accordingly may change. In addition, it may report materially different amounts for the provision for loan losses in the statement of operations if management's assessment of the above factors change in future periods. This discussion and analysis should be read in conjunction with the Company's financial statements and the accompanying notes presented elsewhere herein. Although management believes the levels of the allowance for loan losses as of both December 31, 2003 and 2002 were adequate to absorb inherent losses in the loan portfolio, a decline in local economic conditions, or other factors, could result in increasing losses that cannot be reasonably predicted at this time.

The Company also considers it policy on non-accrual loans as a critical accounting policy. Loan are placed on non-accrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 91 days or more. Any unpaid interest previously accrued on these loans is reserved for as part of management's evaluation of the allowance for loan loss account.

Comparison of Financial Condition at December 31, 2003 and December 31, 2002

The Company's total assets increased by $104.0 million, from $427.5 million at December 31, 2002 to $531.5 million at December 31, 2003. Federal funds sold decreased from $3.8 million at December 31, 2002 to $2.2 million at December 31, 2003. Securities held to maturity increased $12.2 million due to certain new purchases being classified as held to maturity. The available for sale portfolio increased $40.4 million.

The Company's net loan portfolio increased by $42.6 million during the year ended December 31, 2003. Net loans totaled $334.7 and $292.1 at December 31, 2003 and December 31, 2002, respectively. The increase in the loan activity during the year ended December 31, 2003 was due to industry consolidation in key market areas and continued aggressive marketing efforts. For the year ended December 31, 2003, the Company's average yield on loans was 6.14%, compared with 6.79% for the year ended December 31, 2002.

At December 31, 2003, the Company's investments classified as held to maturity were carried at an amortized cost of $15.1 million and had an estimated fair market value of $15.1 million, and its securities classified as available for sale had an estimated fair market value of $143.5 million. See Note 3 of Notes to Consolidated Financial Statements.

The allowance for loan losses totaled $2.6 million at December 31, 2003, an increase of $1.1 million from the allowance for loan losses of $1.5 million at December 31, 2002. The ratio of the allowance for loan losses to loans was 0.76% and 0.50% at December 31, 2003 and 2002, respectively. Also, at December 31, 2003, the Company's non-accrual loans were $1.1 million, or 0.34% of total loans, compared to $833,000, or 0.29% of total loans, at December 31, 2002. The Company's ratio of allowance for loan losses to non-performing loans at December 31, 2003 and 2002 was 225.2% and 174.7%, respectively.

Comparison of Operating Results for the Years Ended December 31, 2003 and 2002

Net Income. The Company's net income for the year ended December 31, 2003 was $3.5 million compared to $4.6 million for the year ended December 31, 2002.

Net Interest Income. Net interest income for the year ended December 31, 2003 was $12.4 million, compared to $10.6 million for the year ended December 31, 2002. The increase in net interest income for the year ended December 31, 2003 was the result of loan and investment portfolio growth and a decline in the Company's cost of funds. For the year ended December 31, 2003, the Company's average yield on total interest-earning assets was 5.38%, compared to 6.21% for the year ended December 31, 2002, and its average cost of interest-bearing liabilities was 2.97%, compared to 3.40% for the year ended December 31, 2002. As a result, the Company's interest rate spread for the year ended December 31, 2003 was 2.41%, compared to 2.81% for the year ended December 31, 2002 and its net interest margin was 2.69% for the year ended December 31, 2003, compared to 3.29% for the year ended December 31, 2002.

Interest Income. Interest income increased $4.7 million from $20.0 million to $24.7 million, or by 23.5% during the year ended December 31, 2003 compared to 2002. The increase was attributable to an increase in loan volume as funded by growth in deposit volume and an increase in FHLB borrowings which offset a declining yield on such interest-earning assets. The average balance on securities held to maturity increased $6.7 million, from $3.6 million at December 31, 2002 to $10.3 million at December 31, 2003. The average balance on taxable securities available for sale increased $28.1 million, from $80.3 million at December 31, 2002 to $108.4 million at December 31, 2003. The average balance of non-taxable securities available for sale increased $12.6 million, from $6.9 million at December 31, 2002 to $19.5 million at December 31, 2003. Average time deposits and other interest-bearing cash deposits declined $1.3 million, from $8.1 million at December 31, 2002 to $6.8 million at December 31, 2003. Overall, average total interest-earning assets increased $137.6 million from December 31, 2002 to December 31, 2003.

Interest Expense. Interest expense increased to $12.4 million for the year ended December 31, 2003 compared to $9.4 million for 2002. The increase in interest expense was attributable to a increased level of deposits, FHLB borrowings and the issuance of trust preferred securities. The average cost of average interest-bearing liabilities declined from 3.40% for the year ended December 31, 2002 to 2.97% for the year ended December 31, 2003. Over the same period, the average balance of deposits increased from $244.9 million for the year ended December 31, 2002 to $378.0 million at December 31, 2003.

Provision for Loan Losses. The Company determined that an additional $1,750,000 in provision for loan losses was required for the year ended December 31, 2003. For the year ended December 31, 2002, the Company determined that a provision for loan losses of $795,000 was required.

Non-Interest Income. Non-interest income for the year ended December 31, 2003 was $3.5 million, compared to $2.3 million for the year ended December 31, 2002. At December 31, 2003, fee income from service charges increased $451,000 to $1.2 million from $711,000 for the year ended December 31, 2002. At December 31, 2003, gains from the sale of loans increased $394,000 to $552,000, from $158,000 at December 31, 2002. This increase was the result of lower mortgage rates and a surge of refinancing activity.

Non-Interest Expense. Total non-interest expense for the year ended December 31, 2003 was $9.0 million, compared to $5.2 million in 2002. The increase was the result of the Company's acquisition of two retail banking branches and Fall & Fall Insurance Agency in Fulton, Kentucky in September of 2002. The Company relocated banking facilities in Murray, Kentucky and Benton, Kentucky and opened a new location in Calvert City, Kentucky. The Company also incurred a $990,000 settlement expense to close its defined benefit pension plan. See Notes 2 and 12 of Notes to Consolidated Financial Statements.

Income Taxes. The effective tax rate for the year ended December 31, 2003 was 31.2%, compared to 33.8% for 2002. The decline in the effective tax rate is the result of an increase in average holdings of municipal bonds.

Comparison of Operating Results for the Years Ended December 31, 2002 and 2001

Net Income. The Company's net income for the year ended December 31, 2002 was $4.6 million compared to $1.8 million for the year ended December 31, 2001.

Net Interest Income. Net interest income for the year ended December 31, 2002 was $10.6 million, compared to $7.8 million for the year ended December 31, 2001. The increase in net interest income for the year ended December 31, 2002 was the result of loan growth and a decline in the Company's cost of funds. For the year ended December 31, 2002, the Company's average yield on total interest-earning assets was 6.21%, compared to 7.05% for the year ended December 31, 2001, and its average cost of interest-bearing liabilities was 3.40%, compared to 4.76% for the year ended December 31, 2001. As a result, the Company's interest rate spread for the year ended December 31, 2002 was 2.81%, compared to 2.29% for the year ended December 31, 2001 and its net interest margin was 3.29% for the year ended December 31, 2002, compared to 3.13% for the year ended December 31, 2001.

Interest Income. Interest income increased $2.4 million from $17.6 million to $20.0 million, or by 13.6% during the year ended December 31, 2002 compared to 2001. The increase was attributable to an increase in loan volume which offset a declining yield on such interest-earning assets. The average balance on securities held to maturity declined $2.4 million, from $6.0 million at December 31, 2001 to $3.6 million at December 31, 2002. The average balance on taxable securities available for sale declined $2.0 million, from $82.3 million at December 31, 2001 to $80.3 million at December 31, 2002. The average balance of non-taxable securities available for sale increased $6.0 million, from $892,000 at December 31, 2001 to $6.9 million at December 31, 2002. Average time deposits and other interest-bearing cash deposits declined $1.9 million, from $10.0 million at December 31, 2001 to $8.1 million at December 31, 2002. Overall, average total interest-earning assets increased $73.6 million from December 31, 2001 to December 31, 2002.

Interest Expense. Interest expense decreased to $9.4 million for the year ended December 31, 2002 compared to $9.8 million for 2001. The decline in interest expense was attributable to a sharp decline in the interest rates paid on deposit accounts. The average cost of average interest-bearing liabilities declined from 4.76% for the year ended December 31, 2001 to 3.40% for the year ended December 31, 2002. Over the same period, the average balance of deposits increased from $180.2 million for the year ended December 31, 2001 to $244.9 million at December 31, 2002.

Provision for Loan Losses. The Company determined that an additional $795,000 in provision for loan losses was required for the year ended December 31, 2002. For the year ended December 31, 2001, the Company determined that a provision for loan losses of $222,000 was required.

Non-Interest Income. Non-interest income increased $1.6 million for the year ended December 31, 2002 to $2.3 million, compared to $717,000 for the year ended December 31, 2001. The increase was the result of $568,000 in gains on the sale of available for sale securities and a $431,000 increase in service charge income for the year ended December 31, 2002 as compared to the year ended December 31, 2001. Also, the Company realized a $112,000 gain on the sale of a fixed asset in 2002.

Non-Interest Expense. Total non-interest expense for the year ended December 31, 2002 was $5.2 million, compared to $5.5 million in 2001. The decline was the result of the Company incurring a $1.4 million curtailment expense in 2001 to terminate its defined benefit pension plan. Other increases in non-interest expense are the result of additional staffing and the acquisition of two branches in Fulton, Kentucky. See Notes 2 and 12 of Notes to Consolidated Financial Statements.

Income Taxes. The effective tax rate for the year ended December 31, 2002 was 33.8%, compared to 34.6% for 2001.

Liquidity and Capital Resources

The Company's primary business is that of the Bank. Management believes dividends that may be paid from the Bank to the Company will provide sufficient funds for the Company's current and anticipated needs; however, no assurance can be given that the Company will not have a need for additional funds in the future. The Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Company.

Capital Resources. At December 31, 2003, the Bank exceeded all regulatory minimum capital requirements. For a detailed discussion of the OTS' regulatory capital requirements, and for a tabular presentation of the Bank's compliance with such requirements, see Note 15 of Notes to Consolidated Financial Statements.

Liquidity. Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond its ability to generate them internally, the Bank believes that it could borrow funds from the FHLB. At December 31, 2003, the Bank had outstanding advances of $54.4 million from the FHLB. The Bank can immediately borrow an additional $38.1 million from the FHLB and can borrow an additional $86.5 million with the purchase of additional capital stock. See Note 8 of Notes to Consolidated Financial Statements.

Trust Preferred Issuance. On September 25, 2003, the Company issued $10,310,000 of trust preferred securities in a private placement offering. The securities have a thirty-year maturity and are callable at the issuer's discretion on a quarterly basis beginning five years after issuance. The securities are priced at a variable rate equal to the three-month libor (London Interbank Offering Rate) plus 3.10%. Interest is paid and the rate of interest may change on a quarterly basis. The Company's subsidiary, a federal chartered thrift supervised by the Office of Thrift Supervision (OTS) may recognize the proceeds of trust preferred securities as capital. OTS regulations provide that 25% of Tier I capital may consist of trust preferred proceeds. See Note 10 of Notes to Consolidated Financial Statements.

The Bank's primary sources of funds consist of deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its liquidity resources principally to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses. Management believes that loan repayments and other sources of funds will be adequate to meet the Bank's liquidity needs for the immediate future.

A portion of the Bank's liquidity consists of cash and cash equivalents. At December 31, 2003, cash and cash equivalents totaled $15.2 million. The level of these assets depends upon the Bank's operating, investing and financing activities during any given period.

Cash flows from operating activities for the years ended December 31, 2001, 2002 and 2003 were $4.3 million, $4.4 million, and $3.5 million, respectively.

Cash flows from investing activities were a net use of funds of $105.5 million, $34.9 million and $55.0 million in 2003, 2002 and 2001, respectively. A principal use of cash in this area has been purchases of securities available for sale of $156.1 million offset by proceeds from sales, calls and maturities of securities available for sale of $114.0 million during 2003. Also, management classified certain investment purchases as held-to maturity in 2003, resulting in a $18.5 million use of funds. At the same time, the investment of cash in loans was $44.7 million in 2003, $80.1 million in 2002 and $42.0 in 2001. Purchases of securities available for sale exceeded maturities and sales by $42.1million in 2003 and $15.3 million in 2001. Maturities and sales of securities available for sale exceeded purchases of such securities by $43.1 in 2002.

At December 31, 2003, the Bank had $8.5 million in outstanding commitments to originate loans and unused lines of credit of $10.6 million. The Bank anticipates that it will have sufficient funds available to meet its current loan origination and lines of credit commitments. Certificates of deposit which are scheduled to mature in one year or less totaled $130.9 million at December 31, 2003. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, changes in interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Forward-Looking Statements

Management's discussion and analysis includes certain forward-looking statements addressing, among other things, the Bank's prospects for earnings, asset growth and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Bank's future involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates, and changes in the general economy; changes in the Bank's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

RAYBURN, BETTS & BATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 300
5200 MARYLAND WAY
BRENTWOOD, TENNESSEE 37027

Independent Auditors' Report

The Board of Directors
HopFed Bancorp, Inc.
Hopkinsville, Kentucky

We have audited the accompanying consolidated balance sheets of **HopFed Bancorp, Inc. and subsidiaries** (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Rayburn, Betts & Bates, P.C.

Brentwood, Tennessee
January 30, 2004

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2003 and 2002
(Dollars in Thousands)

Assets	2003	2002
Cash and due from banks (note 7 and 11)	$ 12,958	9,288
Interest-earning deposits in Federal Home Loan Bank	35	905
Federal funds sold	2,185	3,840
Cash and cash equivalents	15,178	14,033
Securities available for sale (note 3)	143,514	103,147
Securities held to maturity, market value of $15,104 for 2003 and $3,032 for 2002, respectively (note 3)	15,108	2,932
Loans receivable, net of allowance for loan losses of $2,576 for 2003 and $1,455 for 2002, respectively (note 4)	334,740	292,095
Accrued interest receivable	2,849	2,329
Premises and equipment, net (note 5)	6,006	4,959
Deferred tax assets (note 13)	652	-
Intangible asset (notes 2 and 6)	2,133	2,511
Goodwill (note 6)	3,689	3,689
Bank owned life insurance	6,628	1,547
Other assets	968	260
Total assets	$ 531,465	427,502

Liabilities and Stockholders' Equity	2003	2002
Liabilities:		
Deposits: (note 7)		
Non-interest-bearing accounts	$ 27,348	19,120
Interest-bearing accounts:		
NOW accounts	61,246	33,215
Money market accounts	58,593	47,360
Savings	9,817	9,107
Other time deposits	260,484	244,853
Total deposits	417,488	353,655
Subordinated debentures (note 10)	10,310	-
Advances from borrowers for taxes and insurance	199	211
Advances from Federal Home Loan Bank (note 8)	54,353	23,623
Dividends payable	435	399
Deferred tax liability (note 13)	-	47
Accrued expenses and other liabilities (note 12)	1,442	2,689
Total liabilities	484,227	380,624

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets (Continued)

December 31, 2003 and 2002
(Dollars in Thousands)

	2003	2002
Stockholders' equity (notes 12, 16 and 17):		
Preferred stock, par value $.01 per share; authorized - 500,000 shares; none issued or outstanding at December 31, 2003 and 2002	$ -	-
Common stock, par value $.01 per share; authorized - 7,500,000 shares; 4,039,305 issued and 3,630,396 outstanding at December 31, 2003 and December 31, 2002	40	40
Additional paid-in capital	25,714	25,714
Retained earnings-substantially restricted	26,897	25,106
Treasury stock (at cost, 408,909 shares at December 31, 2003 and December 31, 2002)	(4,857)	(4,857)
Accumulated other comprehensive income (loss), net of taxes	(556)	875
Total stockholders' equity	47,238	46,878
Total liabilities and stockholders' equity	$531,465	427,502

Commitments and contingencies (notes 9, 11, and 14)

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

For the Years ended December 31, 2003, 2002 and 2001
(Dollars in Thousands)

	2003	2002	2001
Interest and dividend income:			
Loans receivable	$19,332	15,200	11,531
Securities available for sale	4,196	4,145	5,068
Securities held to maturity	467	291	456
Nontaxable securities available for sale	674	279	40
Interest-earning deposits in Federal Home Loan Bank	74	127	467
Total interest and dividend income	24,743	20,042	17,562
Interest expense:			
Deposits (note 7)	10,896	8,090	8,706
Advances from Federal Home Loan Bank	1,364	1,330	1,046
Subordinated debentures	119	-	-
Total interest expense	12,379	9,420	9,752
Net interest income	12,364	10,622	7,810
Provision for loan losses (note 4)	1,750	795	222
Net interest income after provision for loan losses	10,614	9,827	7,588
Non-interest income:			
Service charges	1,162	711	280
Gain on sale of loans	552	158	40
Realized gain on sale of premises and equipment, net	-	112	-
Realized gain from sale of securities available for sale	634	568	88
Other operating income	1,151	763	309
Total non-interest income	3,499	2,312	717
Non-interest expenses:			
Salaries and benefits (note 12)	5,241	2,806	3,344
Deposit insurance premium	61	36	32
Occupancy expense (note 5)	652	436	421
Data processing	639	418	197
State tax	383	132	130
Other operating expenses	2,068	1,371	1,369
Total non-interest expense	9,044	5,199	5,493

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income, Continued

December 31, 2003, 2002 and 2001
(Dollars in Thousands, Except Per Share and Share Amounts)

	2003	2002	2001
Income before income tax expense	$ 5,069	6,940	2,812
Income tax expense (note 13)	1,574	2,346	973
Net income	$ 3,495	4,594	1,839
Earnings per share (note 17):			
Basic	$ 0.96	1.26	0.49
Fully diluted	$ 0.96	1.26	0.49
Weighted average shares outstanding - basic	3,630,396	3,630,668	3,758,053
Weighted average shares outstanding - diluted	3,653,974	3,636,480	3,764,692

See accompanying notes to consolidated financial statements

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the Years ended December 31, 2003, 2002 and 2001
(Dollars in Thousands)

	2003	2002	2001
Net income	$3,495	4,594	1,839
Other comprehensive income, net of tax (note 21):			
Unrealized gain (loss) on investment securities available for sale	(1,013)	680	565
Minimum pension liability adjustment	-	-	222
Reclassification adjustment for gains included in net income	(418)	(375)	(58)
Comprehensive income	$2,064	4,899	2,568

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the Years ended December 31, 2003, 2002 and 2001
(Dollars in Thousands, Except Per Share and Share Amounts)

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance, December 31, 2000	3,854,995	$40	25,228	21,896	(1,643)	(159)	45,362
Net income	-	-	-	1,839	-	-	1,839
Minimum pension liability adjustment, net of income tax of $114	-	-	-	-	-	222	222
Net change in unrealized gains (losses) on securities available for sale, net of income taxes of $261	-	-	-	-	-	507	507
Issuance of common stock – Management Recognition Plan	34,956	-	486	-	-	-	486
Purchase of treasury stock	(258,413)	-	-	-	(3,202)	-	(3,202)
Dividends ($0.44 per share)	-	-	-	(1,625)	-	-	(1,625)
Balance, December 31, 2001	3,631,538	40	25,714	22,110	(4,845)	570	43,589
Net income	-	-	-	4,594	-	-	4,594
Net change in unrealized gains (losses) on securities available for sale, net of income taxes of $157	-	-	-	-	-	305	305
Purchase of treasury stock	(1,142)	-	-	-	(12)	-	(12)
Dividends ($0.44 per share)	-	-	-	(1,598)	-	-	(1,598)
Balance, December 31, 2002	3,630,396	40	25,714	25,106	(4,857)	875	46,878
Net income	-	-	-	3,495	-	-	3,495
Net change in unrealized gains (losses) on securities available for sale, net of income taxes of $737	-	-	-	-	-	(1,431)	(1,431)
Dividends ($0.47 per share)	-	-	-	(1,704)	-	-	(1,704)
Balance, December 31, 2003	3,630,396	$ 40	25,714	26,897	(4,857)	(556)	47,238

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years ended December 31, 2003, 2002 and 2001
(Dollars in Thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 3,495	4,594	1,839
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,750	795	222
Depreciation	319	236	157
Amortization of intangible assets	378	126	-
Amortization (accretion) of investment premiums and discounts, net	238	399	(7)
Provision (benefit) for deferred income taxes	38	(28)	(463)
Stock dividends on Federal Home Loan Bank stock	(97)	(107)	(148)
Increase in cash surrender value of bank owned life insurance	(94)	-	-
Gain on sale of securities available for sale	(634)	(568)	(88)
Gain on sales of loans	(552)	(158)	(40)
Proceeds from sales of loans	27,326	15,526	11,275
Originations of loans sold	(26,774)	(15,368)	(11,235)
Curtailment loss	-	-	1,400
(Increase) decrease in:			
Accrued interest receivable	(520)	(924)	880
Other assets	(126)	638	(81)
Increase (decrease) in:			
Accrued expenses and other liabilities	(1,247)	(747)	593
Net cash provided by operating activities	3,500	4,414	4,304
Cash flows from investing activities:			
Proceeds from calls and maturities of securities held to maturity	6,365	1,585	3,341
Proceeds from sales, calls and maturities of securities available for sale	113,986	78,533	82,751
Purchases of securities held to maturity	(18,512)	-	-
Purchase of securities available for sale	(156,057)	(35,477)	(98,085)
Net increase in loans	(44,667)	(80,109)	(42,012)
Proceeds from sale of foreclosed asset	-	42	-
Proceeds from sales of premises and equipment	63	-	-
Purchases of premises and equipment	(1,429)	(795)	(1,030)
Purchase of bank owned life insurance	(4,987)	-	-
Purchases of capital securities of unconsolidated subsidiary	(310)	-	-
Purchase of branch location, net of funds received	-	1,304	-
Net cash used in investing activities	(105,548)	(34,917)	(55,035)

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the Years ended December 31, 2003, 2002 and 2001
(Dollars in Thousands)

	2003	2002	2001
Cash flows from financing activities:			
Net increase in demand deposits, savings, money market, NOW accounts and time deposits	$ 63,833	56,590	34,712
(Decrease) increase in advance payments by borrowers for taxes and insurance	(12)	10	43
Advances from Federal Home Loan Bank	36,850	21,000	21,707
Repayment of advances from Federal Home Loan Bank	(6,120)	(36,124)	-
Purchase of treasury stock	-	(12)	(3,202)
Proceeds from issuance of subordinated debentures	10,310	-	-
Dividends paid	(1,668)	(1,598)	(1,666)
Net cash provided by financing activities	103,193	39,866	51,594
Increase (decrease) in cash and cash equivalents	1,145	9,363	863
Cash and cash equivalents, beginning of period	14,033	4,670	3,807
Cash and cash equivalents, end of period	$ 15,178	14,033	4,670
Supplemental disclosures of Cash Flow Information:			
Interest paid	$ 12,370	9,023	8,690
Income taxes paid	$ 1,610	2,545	1,499
Supplemental Disclosures of Non-cash Investing and Financing Activities:			
Foreclosures and in substance foreclosures of loans during year	$ 272	42	-
Net unrealized gains on investment securities classified as available for sale	$ (2,168)	462	768
Increase in deferred tax liability related to unrealized gains on investments	$ 737	(157)	(261)
Dividends declared and payable	$ 435	399	399
Issue of common stock to MRP	$ -	-	486

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(1) Summary of Significant Accounting Policies:

Nature of Operations and Customer Concentration

HopFed Bancorp, Inc. (the Corporation) is a bank holding company incorporated in the state of Delaware. The Company's principal business activities are conducted through it's wholly-owned subsidiary, Heritage Bank (the Bank), which is a federally chartered savings bank engaged in the business of accepting deposits and providing mortgage, consumer, construction and commercial loans to the general public through its retail banking offices. The Bank's business activities are primarily limited to western Kentucky. The Bank is subject to competition from other financial institutions. Deposits at the Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation (FDIC). The Bank is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision (OTS) and the FDIC.

A substantial portion of the Bank's loans are secured by real estate in the West Kentucky market. In addition, foreclosed real estate is located in this same market. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate is susceptible to changes in local market conditions.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, the Bank and its wholly-owned subsidiary Fall & Fall Insurance (collectively the Company) for the years ended December 31, 2003 and 2002. The consolidated financial statements included the accounts of the Corporation, and the Bank (collectively the Company) for the year ended December 31, 2001. Significant intercompany balances and transactions have been eliminated in consolidation under the equity method.

Accounting

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry.

(1) Summary of Significant Accounting Policies: (Continued)

Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and revenues and expenses for the year. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and foreclosed real estate, management obtains independent appraisals for significant properties.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, amounts due on demand from banks, interest-earning deposits in the Federal Home Loan Bank and federal funds sold with maturities of three months or less.

Securities

The Company reports debt, readily-marketable equity, mortgage-backed and mortgage related securities in one of the following categories: (i) "held to maturity" (management has a positive intent and ability to hold to maturity) which are to be reported at cost, adjusted for premiums and discounts that are recognized in interest income; (ii) "trading" (held for current resale) which are to be reported at fair value, with unrealized gains and losses included in earnings; and (iii) "available for sale" (all other debt, equity, mortgage-backed and mortgage related securities) which are to be reported at fair value, with unrealized gains and losses reported net of tax as a separate component of stockholders' equity. At the time of new security purchases, a determination is made as to the appropriate classification. Realized and unrealized gains and losses on trading securities are included in net income. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in stockholders' equity, net of any tax effect. Cost of securities sold is recognized using the specific identification method.

Loans Receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and discounts.

Discounts on home improvement and consumer loans are recognized over the lives of the loans using the interest method. Loan origination fee income is recognized as received and direct loan origination costs are expensed as incurred. Statement of Financial Accounting Standards (SFAS) 91, *Nonrefundable Fees & Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,* requires the recognition of loan origination fee income over the life of the loan and the recognition of certain direct loan origination costs over the life of the loan. However, deferral of such fees and costs would not have a material effect on the consolidated financial statements.

(1) Summary of Significant Accounting Policies: (Continued)

Loans Receivable (Continued)

Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received while the loan is classified as nonaccrual. Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower in accordance with the contractual terms of interest and principal.

The Bank provides an allowance for loan losses and includes in operating expenses a provision for loan losses determined by management. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Management believes it has established the allowance in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment.

Loans are considered to be impaired when, in management's judgement, principal or interest is not collectible according to the contractual terms of the loan agreement. When conducting loan evaluations, management considers various factors such as historical loan performance, the financial condition of the borrower and adequacy of collateral to determine if a loan is impaired.

The measurement of impaired loans generally is based on the present value of future cash flows discounted at the historical effective interest rate, except that collateral-dependent loans generally are measured for impairment based on the fair value of the collateral. When the measured amount of an impaired loan is less than the recorded investment in the loan, the impairment is recorded as a charge to income and a valuation allowance which is included as a component of the allowance for loan losses.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are carried at the lower of cost or fair value less selling expenses. Costs of improving the assets are capitalized, whereas costs relating to holding the property are expensed. Valuations are periodically performed by management, and any adjustments to value are recognized in the current period's operations.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2003, 2002 and 2001

(1) Summary of Significant Accounting Policies: (Continued)

Income Taxes

Income taxes are accounted for through the use of the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date. The Company files its federal income tax return on a consolidated basis with its subsidiaries. All taxes are accrued on a separate entity basis.

Premises and Equipment

Land, land improvements, buildings, and furniture and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and land improvements are depreciated generally by the straight-line method, and furniture and equipment are depreciated under accelerated methods over the estimated useful lives of the assets. The estimated useful lives used to compute depreciation are as follows:

Land improvements	5-15 years
Buildings	40 years
Furniture and equipment	5-15 years

Goodwill

Beginning January 1, 2002 with the adoption of SFAS 142, *Goodwill and Other Intangible Assets*, goodwill is no longer amortized, but instead tested for impairment at least annually.

Intangible Assets

The intangible assets for insurance contracts and core deposits are amortized using the straight-line method over the estimated period of benefit of seven years. The Company periodically evaluates the recoverability of the intangible assets and takes into account events or circumstances that warrant a revised estimate of the useful lives or indicates that an impairment exists.

Advertising

The Company expenses the production cost of advertising as incurred.

Financial Instruments

The Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

(1) Summary of Significant Accounting Policies: (Continued)

Fair Values of Financial Instruments

SFAS 107, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Fair value estimates are made at a point in time, based on relevant market information and information about the financial instrument. Accordingly, such estimates involve uncertainties and matters of judgment and therefore cannot be determined with precision. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following are the more significant methods and assumptions used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate those assets' fair values, because they mature within 90 days or less and do not present credit risk concerns.

Available-for-sale and held-to-maturity securities

Fair values for investment securities available-for-sale and held-to-maturity are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable

The fair values for loans receivable are estimated using discounted cash flow analysis which considers future repricing dates and estimated repayment dates, and further using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Accrued interest receivable

Fair value is estimated to approximate the carrying amount because such amounts are expected to be received within 90 days or less and any credit concerns have been previously considered in the carrying value.

(1) Summary of Significant Accounting Policies: (Continued)
Fair Values of Financial Instruments (Continued)
Deposits
The fair values disclosed for deposits with no stated maturity such as demand deposits, interest-bearing checking accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit and other fixed maturity time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on such type accounts to a schedule of aggregated contractual maturities on such time deposits.

Advances from the Federal Home Loan Bank
The fair value of these advances is estimated by discounting the future cash flows of these advances using the current rates at which similar advances could be obtained.

Off-Balance-Sheet Instruments
Off-balance-sheet lending commitments approximate their fair values due to the short period of time before the commitment expires.

Earnings Per Share
Earnings per share (EPS) consists of two separate components, basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for each period presented. Diluted EPS is calculated by dividing net income by the weighted average number of common shares outstanding plus dilutive common stock equivalents (CSE). CSE consists of dilutive stock options granted through the Company's stock option plan. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation.

Stock Options
The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, as permitted by SFAS 123, *Accounting for Stock-Based Compensation*. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS 123 requires entities which continue to apply the provisions of APB Opinion No. 25 to provide pro-forma earnings per share disclosure for stock option grants made in 1995 and subsequent years as if the fair value based method defined in SFAS 123 had been applied. SFAS 148, *Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB No. 123*, provides that an entity that has transitioned to the accounting treatment prescribed by SFAS 123 may use the intrinsic value method in lieu of the fair value based method for determining the fair value of stock options at the date of grant. SFAS 148 requires disclosure in addition to SFAS 123 if APB opinion No. 25 is currently being applied (see Effect of New Accounting Pronouncements).

(Table Amounts in Thousands, Except Per Share Amounts)

(1) Summary of Significant Accounting Policies: (Continued)

Stock Options (Continued)

The Company applies APB Opinion No. 25 and related interpretations in accounting for the plan. No compensation cost has been recognized for the plan because the stock option price is equal to or greater than the fair value at the grant date. Following is a reconciliation of reported and pro forma net income and earnings per share had compensation cost for the plan been determined based on the fair value of SFAS 123, *Accounting for Stock-Based Compensation*, as amended:

	Year Ended December 31,		
	2003	2002	2001
Net income as reported	$3,495	4,594	1,839
Total stock-based employee compensation expense determined under fair value based method for all awards granted, net of related tax effects	(105)	(62)	(46)
Pro forma net income	$3,390	4,532	1,793

	Year Ended December 31,		
	2003	2002	2001
Earnings per share:			
Basic - as reported	$ 0.96	1.26	0.49
Basic - pro forma	0.93	1.25	0.49
Diluted - as reported	$ 0.96	1.26	0.49
Diluted - pro forma	0.93	1.25	0.48

Effect of New Accounting Pronouncements

In June 2002, the FASB issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. The provisions of the Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Company's financial position, results of operations and cash flow.

(1) Summary of Significant Accounting Policies: (Continued)
Effect of New Accounting Pronouncements (Continued)

In October 2002, the FASB issued SFAS 147, *Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9*. SFAS 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, and FASB Interpretation No. 9, *Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method*, provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both SFAS 72 and Interpretation No. 9 and requires that those transactions be accounted for in accordance with SFAS 141, *Business Combinations*, and SFAS 142, *Goodwill and Other Intangible Assets*. Thus, the requirement in paragraph 5 of SFAS 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of intangible and identifiable intangible assets acquired as an identifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, to include in its scope a long-term customer-relationship intangible assets of financial institutions such as depositor-and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used. Paragraph 5 of this Statement, which relates to the application of the purchase method of accounting, is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions in paragraph 6 related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets are effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002. The adoption of SFAS 147 did not have a material impact on the Company's financial position, results of operations and cash flow.

In December 2002, the FASB issued SFAS 148, *Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123.* SFAS 148 amends SFAS 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair market value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirement of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of the Statement are effective for financial statements of fiscal years ending after December 15, 2002. Interim disclosures are required for reports containing condensed financial statements for periods beginning after December 15, 2002. The adoption of SFAS 148 did not have a material impact on the Company's financial position, results of operations and cash flow.

(1) Summary of Significant Accounting Policies: (Continued)

Effect of New Accounting Pronouncements (Continued)

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* The statement amends and clarifies accounting for derivative instruments, including certain derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities.* This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the Company's financial position, results of operations or cash flow.

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's financial position, results of operations or cash flow.

In November 2002, the FASB issued Interpretation (FIN) 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others,* which elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The interpretation also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This adoption of FIN 45 did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities,* which clarifies the application of Accounting Research Bulletin (ARB) No. 51, *Consolidated Financial Statements,* to certain entities (called variable interest entities) in which equity investors do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties. The effects of FIN 46 did not have a material impact on the consolidated financial statements.

Reclassification

Certain 2002 and 2001 amounts have been reclassified to conform to the December 31, 2003 presentation.

(Table Amounts in Thousands)

(2) Acquisition:

The Bank completed the purchase of the operating assets and assumed the deposits and certain liabilities of the Fulton, Kentucky division of Old National Bank (Fulton Division) and Fall and Fall Insurance (Fall and Fall), a full service insurance agency on September 5 and 6, 2002. The Company believes that this acquisition enhances its position in the markets of northwestern Tennessee and southwestern Kentucky.

The consolidated statement of income of the Company for the year ended December 31, 2002, includes the results of operations for the Fulton Division and Fall and Fall from the September 5, 2002 acquisition date. The acquisition resulted in approximately $3.7 million of goodwill, $2.5 million of core deposit intangible assets and $128,000 of other intangible assets, all of which are deductible for tax purposes. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of seven years using the straight-line method. The amount allocated to other intangibles represents the identified intangible asset for insurance contracts from Fall and Fall. This intangible asset is being amortized over the estimated useful life of seven years using the straight-line method.

The following condensed balance sheet discloses amounts assigned to each major asset and liability caption at the date of acquisition:

Assets:	
Cash and due from banks	$ 1,304
Securities available for sale	45,002
Loans	41,879
Premises and equipment	1,085
Goodwill	3,689
Intangible assets	2,637
Bank owned life insurance	1,547
Other assets	657
Total assets	$ 97,800
Liabilities:	
Deposits	$ 96,750
Accrued expenses and other liabilities	1,050
Total liabilities	$ 97,800

(Table Amounts in Thousands, Except Per Share Amounts)

(2) Acquisition: (Continued)
The following represents supplemental pro forma disclosure required by SFAS 141, *Business Combinations*, for the year ended December 31, 2002, of interest income, non-interest income, net income and earnings per share as though the business combination had been completed as of January 1, 2002.

	For the Year Ended December 31, 2002
Interest income	$22,877
Non-interest income	2,868
Net income	4,615
Earnings per share:	
Basic	1.27
Diluted	1.27

(Table Amounts in Thousands)

(3) Securities:

Securities, which consist of debt and equity investments, have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities available for sale and their estimated fair values follow:

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale securities				
Restricted:				
FHLB and FHCMC stock	$ 2,488	-	-	2,488
Intrieve stock	15	-	-	15
	2,503	-	-	2,503
Unrestricted:				
U.S. government and agency securities:				
FHLB debt securities	41,634	273	(599)	41,308
Corporate bonds	4,164	69	-	4,233
Municipal bonds	28,453	402	(332)	28,523
Mortgage-backed securities:				
GNMA	3,709	5	(20)	3,694
FNMA	35,225	61	(475)	34,811
FHLMC	12,244	53	(129)	12,168
CMOs	16,424	94	(244)	16,274
	141,853	957	(1,799)	141,011
	$144,356	957	(1,799)	143,514

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2003, 2002 and 2001
(Table Amounts in Thousands)

(3) Securities: (Continued)

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale securities				
Restricted:				
FHLB stock	$ 2,391	-	-	2,391
Intrieve stock	15	-	-	15
	2,406	-	-	2,406
Unrestricted:				
U.S. government and agency securities:				
FHLB debt securities	$ 24,294	245	-	24,539
Corporate bonds	5,913	17	(20)	5,910
Municipal bonds	11,827	95	(119)	11,803
Mortgage-backed securities:				
GNMA	10,886	210	-	11,096
FNMA	14,764	309	-	15,073
FHLMC	16,592	391	-	16,983
CMOs	15,140	197	-	15,337
	99,416	1,464	(139)	100,741
	$101,822	1,464	(139)	103,147

The scheduled maturities of debt securities available for sale at December 31, 2003 and 2002 were as follows:

	Amortized Cost	Estimated Fair Value
2003		
Due within one year	$ 35	35
Due in one to five years	13,133	13,317
Due in five to ten years	43,875	43,588
Due after ten years	17,208	17,124
	74,251	74,064
Mortgage-backed securities	67,602	66,947
Total unrestricted securities available for sale	$141,853	141,011

(Table Amounts in Thousands)

(3) Securities: (Continued)

	Amortized Cost	Estimated Fair Value
2002		
Due within one year	$ 1,004	1,013
Due in one to five years	17,850	17,908
Due in five to ten years	15,287	15,402
Due after ten years	7,893	7,929
	42,034	42,252
Mortgage-backed securities	57,382	58,489
Total unrestricted securities available for sale	$ 99,416	100,741

FHLB stock is an equity interest in the Federal Home Loan Bank. Intrieve stock is an equity interest in Intrieve, Incorporated, the Bank's data processing service center. These stocks do not have readily determinable fair values because ownership is restricted and a market is lacking. FHLB stock and Intrieve stock are classified as restricted investment securities, carried at cost and evaluated for impairment.

The estimated fair value and unrealized loss amounts of temporarily impaired investments as of December 31, 2003 are as follows:

	Less than 12 months		12 months or longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Held to maturity						
U.S. government and agency securities:						
FHLB debt securities	$ 8,270	(74)	-	-	8,270	(74)
Available for sale						
U.S. government and agency securities:						
FHLB debt securities	20,361	(599)	-	-	20,361	(599)
Municipal bonds	12,422	(332)	-	-	12,422	(332)
Mortgage-backed securities:						
GNMA	2,891	(20)	-	-	2,891	(20)
FNMA	27,336	(475)	-	-	27,336	(475)
FHLMC	9,002	(129)	-	-	9,002	(129)
CMOs	8,832	(244)	-	-	8,832	(244)

(Table Amounts in Thousands)

(3) Securities: (Continued)

Certain securities, with amortized cost of $65.0 million and estimated fair value of $64.6 million at December 31, 2003 were pledged as collateral as permitted or required by law.

During 2003, the Company sold investment securities classified as available-for-sale for proceeds of $61.2 million resulting in gross gains of $735,000 and gross losses of $101,000. The Company sold investments securities classified as available-for-sale for proceeds of $56.8 million resulting in gross gains of $584,000 and gross losses of $16,000 during 2002. The Company sold investment securities classified as available-for-sale for proceeds of $16.1 million resulting in gross gains of $98,000 and gross losses of $10,000 during 2001.

The carrying amount of securities held to maturity and their estimated fair values follow:

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity securities				
U.S. government and agency securities:				
FHLB debt securities	$13,339	19	(74)	13,284
Mortgage-backed securities:				
GNMA	1,632	50	-	1,682
FNMA	137	1	-	138
	1,769	51	-	1,820
	$15,108	70	(74)	15,104

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity securities				
Mortgage-backed securities:				
GNMA	$ 2,675	94	-	2,769
FNMA	257	6	-	263
	$ 2,932	100	-	3,032

(Table Amounts in Thousands)

(3) Securities: (Continued)

The scheduled maturities of debt securities held to maturity at December 31, 2003 were as follows:

	Amortized Cost	Estimated Fair Value
Due within one year	$ -	-
Due in one to five years	2,000	2,013
Due in five to ten years	8,915	8,891
Due after ten years	2,424	2,380
	13,339	13,284
Mortgage-backed securities	1,769	1,820
Total unrestricted securities held to maturity	$15,108	15,104

(4) Loans Receivable, Net:

The Company originates most fixed rate loans for immediate sale to the Federal Home Loan Mortgage Corporation (FHLMC) or other investors. Generally, the sale of such loans is arranged at the time the loan application is received through commitments.

The components of loans receivable in the consolidated balance sheets as of December 31, 2003 and 2002 were as follows:

	2003	2002
Real estate loans:		
One-to-four family	$191,015	171,453
Multi-family	6,254	4,547
Construction	3,544	1,757
Non-residential	39,615	32,368
Total mortgage loans	240,428	210,125
Loans secured by deposits	3,062	3,003
Other consumer loans	43,147	44,238
Commercial loans	50,679	36,184
	337,316	293,550
Less:		
Less allowance for loan losses	2,576	1,455
	$334,740	292,095

Loans serviced for the benefit of others totaled approximately $40.6 million, $16.7 million and $3.7 million at December 31, 2003, 2002 and 2001, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow amounts, disbursing payments to investors and foreclosure processing.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2003, 2002 and 2001
(Table Amounts in Thousands)

(4) Loans Receivable, Net: (Continued)

Qualified one-to-four family first mortgage loans are pledged to the Federal Home Loan Bank of Cincinnati as discussed in note 8.

Impaired loans and related valuation allowance amounts at December 31, 2003 and 2002 were as follows:

	2003	2002
Recorded investment	$1,144	833
Valuation allowance	$ 227	177

The average recorded investment in impaired loans for the years ended December 31, 2003, 2002 and 2001 was $789,000, $869,000, and $810,000, respectively. Interest income recognized on impaired loans was not significant during the years ended December 31, 2003, 2002 and 2001.

An analysis of the change in the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001 follows:

	2003	2002	2001
Balance at beginning of year	$ 1,455	923	708
Loans charged off	(656)	(272)	(7)
Recoveries	27	9	-
Provision for loan losses	1,750	795	222
Balance at end of year	$2,576	1,455	923

Nonaccrual loans totaled $1,144,000 and $833,000 at December 31, 2003 and 2002, respectively. Interest income foregone on such loans was not significant during 2003, 2002 and 2001. The Company is not committed to lend additional funds to borrowers whose loans have been placed on a non-accrual basis.

There were no loans three months or more past due still accruing interest as of December 31, 2003 and 2002.

The Company originates loans to officers and directors at terms substantially identical to those available to other borrowers. Loans to officers and directors at December 31, 2003 and 2002 were approximately $4,868,000 and $5,049,000, respectively. At December 31, 2003 funds committed that were undisbursed to officers and directors approximated $770,000.

(Table Amounts in Thousands)

(4) Loans Receivable, Net: (Continued)

The following summarizes activity of loans to officers and directors for the year ended December 31, 2003 and 2002:

	2003	2002
Balance at beginning of period	$5,049	$3,482
New loans	1,850	1,907
Principal repayments	(2,031)	(340)
Balance at end of period	$4,868	$5,049

(5) Premises and Equipment:

Components of premises and equipment included in the consolidated balance sheets as of December 31, 2003 and 2002 consisted of the following:

	2003	2002
Land	$1,101	904
Land improvements	107	84
Buildings	4,574	3,852
Furniture and equipment	1,684	1,284
	7,466	6,124
Less accumulated depreciation	1,460	1,165
	$6,006	4,959

Depreciation expense was approximately $319,000, $236,000, and $157,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

(6) Intangible Assets:

Goodwill is tested for impairment on an annual basis and as events or circumstances change that would more likely than not reduce fair value below its carrying amount. The Company completed its review and determined there was no impairment of goodwill as of December 31, 2003.

(Table Amounts in Thousands)

(6) Intangible Assets: (Continued)
The changes in the carrying amounts of other intangible assets for the years ended December 31, 2003 and 2002, are as follows:

	Core Deposit Intangible	Insurance Contracts Intangible	Total
Balance, January 1, 2002	$ -	-	-
Fulton Division acquisition	2,509	-	2,509
Fall and Fall acquisition	-	128	128
Amortization	(120)	(6)	(126)
Balance, December 31, 2002	2,389	122	2,511
Amortization	(360)	(18)	(378)
Balance, December 31, 2003	$ 2,029	104	2,133

The estimated amortization expense for intangible assets for the subsequent five years is as follows:

	Core Deposit Intangible	Insurance Contracts Intangible	Total
2004	$ 358	18	376
2005	358	18	376
2006	358	18	376
2007	358	18	376
2008	358	18	376
Thereafter	239	14	253
	$2,029	104	2,133

(7) Deposits:
At December 31, 2003, the scheduled maturities of other time deposits were as follows:

2004	$ 130,925
2005	42,979
2006	54,796
2007	14,312
2008	17,472
	$ 260,484

(Table Amounts in Thousands)

(7) Deposits: (Continued)

The amount of other time deposits with a minimum denomination of $100,000 was approximately $82,135,000 and $61,740,000 at December 31, 2003 and 2002, respectively.

Interest expense on deposits for the years ended December 31, 2003, 2002 and 2001 are summarized as follows:

	2003	2002	2001
Demand and NOW accounts	$ 655	385	213
Money market accounts	460	187	829
Savings	459	920	141
Other time deposits	9,322	6,598	7,523
	$10,896	8,090	8,706

The Bank maintains clearing arrangements for its demand, NOW and money market accounts with Compass Bank. The Bank is required to maintain certain cash reserves in its account to cover average daily clearings. At December 31, 2003, average daily clearings were approximately $1,447,000.

(8) Advances from Federal Home Loan Bank:

FHLB advances are summarized as follows:

	December 31,			
	2003		2002	
Type of Advances	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Fixed-rate	$54,353	3.19%	$23,623	4.57%

Scheduled maturities of FHLB advances as of December 31, 2003 are as follows:

Years Ended December 31,	
2004	$12,350
2005-2008	16,522
2009-2013	25,481
	$54,353

The Bank has an approved line of credit of $30,000,000 at December 31, 2003 which is secured by a blanket agreement to maintain residential first mortgage loans with a principal value of 125% of the outstanding advances and has a variable interest rate. The Company can increase its borrowings from the FHLB by $38,068,000 at December 31, 2003.

(9) Financial Instruments:

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

	December 31	
	2003	2002
Commitments to extend credit	$19,116	23,421
Standby letters of credit	837	1,224

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include property, plant, and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counterparties drawing on such financial instruments and the present creditworthiness of such

(Table Amounts in Thousands)

(9) Financial Instruments: (Continued)

counterparties. Such commitments have been made on terms which are competitive in the markets in which the Company operates, thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure. The maximum potential amount of future payments that the Company could be required to make under the guarantees totaled $837,000 at December 31, 2003.

The estimated fair values of financial instruments were as follows at December 31, 2003:

	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and due from banks	$12,958	12,958
Interest-earning deposits in Federal Home Loan Bank	35	35
Federal funds sold	2,185	2,185
Securities available for sale	143,514	143,514
Securities held to maturity	15,108	15,104
Loans receivable	334,740	337,666
Accrued interest receivable	2,849	2,849
Bank owned life insurance	6,628	6,628
Financial liabilities:		
Deposits	417,488	423,832
Advances from borrowers for taxes and insurance	199	199
Advances from Federal Home Loan Bank	54,353	53,382
Subordinated debentures	10,310	10,310
Off-balance-sheet liabilities:		
Commitments to extend credit	-	-
Commercial letters of credit	-	-

(Table Amounts in Thousands)

(9) Financial Instruments: (Continued)
The estimated fair values of financial instruments were as follows at December 31, 2002:

	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and due from banks	$ 9,288	9,288
Interest-earning deposits in Federal Home Loan Bank	905	905
Federal funds sold	3,840	3,840
Securities available for sale	103,147	103,147
Securities held to maturity	2,932	3,032
Loans receivable	292,095	294,724
Accrued interest receivable	2,329	2,329
Bank owned life insurance	1,547	1,547
Financial liabilities:		
Deposits	353,655	365,710
Advances from borrowers for taxes and insurance	211	211
Advances from Federal Home Loan Bank	23,623	24,890
Off-balance-sheet liabilities:		
Commitments to extend credit	-	-
Commercial letters of credit	-	-

(10) Trust Preferred Securities:
On September 25, 2003, the Company formed HopFed Capital Trust I (the Trust). The Trust is a statutory trust formed under the laws of the state of Delaware. In September 2003, the Trust issued variable rate capital securities with an aggregate liquidation amount of $10,000,000 ($1,000 per preferred security) to a third-party investor. The Company then issued floating rate junior subordinated debentures aggregating $10,310,000 to the Trust. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the capital securities pay interest and dividends, respectively, on a quarterly basis. The variable interest rate is the three-month LIBOR plus 3.10% adjusted quarterly (4.24% at December 31, 2003). These junior subordinated debentures mature in 2033, at which time the capital securities must be redeemed. The junior subordinated debentures and capital securities can be redeemed contemporaneously, in whole or in part, beginning October 8, 2008 at a redemption price of $1,000 per capital security.

The Company has provided a full-irrevocable, and unconditional guarantee on a subordinated basis of the obligations of the Trust under the capital securities in the event of the occurrence of an event of default, as defined in such guarantee. Debt issuance cost and underwriting fees of $190,000 were capitalized related to the offering and are being amortized over the estimated life of the junior subordinated debentures. The trust agreement contains provisions that enable the Company to defer making interest payments for a period of up to five years.

(Table Amounts in Thousands)

(11) Concentrations of Credit Risk:

Most of the Bank's business activity is with customers located within the western part of the Commonwealth of Kentucky. The majority of the loans are collateralized by a one-to-four family residence. The Bank requires collateral for all loans.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. The contractual amounts of credit-related financial instruments such as commitments to extend credit and commercial letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

Cash and cash equivalents with financial institutions exceeded the insurance coverage as of December 31, 2003 and 2002. The excess balance of such items as of December 31, 2003 and 2002 was $1.5 million and 3.9 million, respectively.

(12) Employee Benefit Plans:

Pension Plan

The Bank had maintained a defined benefit pension plan covering substantially all of its employees who satisfy certain age and service requirements. The benefits were based on years of service and the employee's average earnings which were computed using the five consecutive years prior to retirement that yield the highest average. The Bank's funding policy was to contribute annually, actuarially determined amounts to finance the plan benefits.

During September 2001, the Bank Board of Directors authorized management to terminate the plan effective December 31, 2001. This action resulted in the Company recognizing a pretax curtailment loss of approximately $1.4 million. During 2003, termination of the plan was completed with distribution of all plan assets. A settlement loss of $990,000 was incurred during 2003.

The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheets at December 31:

	2003	2002
Change in benefit obligation:		
Benefit obligation at beginning of year	$2,643	$2,633
Service cost	-	-
Interest costs	52	195
Actuarial loss	-	10
Benefits paid	(3,685)	(195)
Settlements	990	-
Benefit obligation at end of year	-	2,643

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2003, 2002 and 2001
(Table Amounts in Thousands, Except Percentages)

(12) Employee Benefit Plans: (Continued)
Pension Plan (Continued)

	2003	2002
Change in plan assets		
Fair value of plan assets at beginning of year	$ 1,415	1,244
Actual return on plan assets	52	55
Employers contributions	2,218	311
Benefits paid	(3,685)	(195)
Fair value of plan assets at end of year	-	1,415
Funded status		(1,228)
Unrecognized net asset	-	(16)
Accrued pension cost	$ -	$(1,244)

Weighted average assumptions used to develop the net periodic pension cost were:

	2002	2001
Discount rate	6.75%	7.70%
Expected long-term rate of return on assets	7.00%	7.00%
Rate of increase in compensation levels	N/A	4.50%

The components of net periodic pension cost for the years ended December 31, were as follows:

	2003	2002	2001
Service cost	$ -	$ -	92
Interest cost on projected benefit obligation	52	195	266
Expected return on plan assets	-	(85)	(132)
Amortization of transitional asset	-	(6)	(7)
Amortization of prior service cost	-	-	15
Amortization of net loss	-	42	85
Net periodic pension cost	$ 52	$146	319

(12) Employee Benefit Plans: (Continued)

Stock Option Plan

On February 24, 1999, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 1999 Stock Option Plan (Option Plan) which was subsequently approved at the 1999 Annual Meeting of Stockholders. Under the Option Plan, the Option Committee has discretionary authority to grant stock options and stock appreciation rights to such employees, directors and advisory directors as the committee shall designate. The Option Plan reserved 403,362 shares of common stock for issuance upon the exercise of options or stock appreciation rights.

The Company will receive the exercise price for shares of common stock issued to Option Plan participants upon the exercise of their option, and will receive no monetary consideration upon the exercise of stock appreciation rights. The Board of Directors granted options to purchase 403,360 shares of common stock under the Option Plan at an exercise price of $20.75 per share, which was the fair market value on the date of the grant. As a result of the special dividend of $4.00 per share paid in December, 1999, and in accordance with plan provisions, the number of options and the exercise price have been adjusted to 480,475 and $17.42 respectively. The options granted to participants became vested and exercisable as follows: 50% on date of grant and 50% on January 1, 2000 (subject to immediate vesting upon certain events, including death or normal retirement of participant).

On May 31, 2000, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 2000 Stock Option Plan (the "2000 Option Plan"). Under the 2000 Option Plan, the option committee has discretionary authority to grant stock options to such employees as the committee shall designate. The 2000 Option Plan reserves 40,000 shares of common stock for issuance upon the exercise of options. The Company will receive the exercise price for shares of common stock issued to 2000 Option Plan participants upon the exercise of their option. The Board of Directors has granted options to purchase 40,000 shares of common stock under the 2000 Option Plan at an exercise price of $10.00 per share, which was the fair market value on the date of the grant.

The options granted become vested and exercisable as follows: 25% on May 31, 2001, 25% on May 31, 2002, 25% on May 31, 2003 and 25% on May 31, 2004 (subject to immediate vesting upon certain events, including death or normal retirement of participant).

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2003, 2002 and 2001

(12) Employee Benefit Plans: (Continued)
Stock Option Plan (Continued)
The following summary represents the activity under the stock option plans:

	Number of Shares	Weighted Average Exercise Price
Options outstanding, January 1, 2002	402,309	$16.05
Granted	-	
Exercised	-	
Forfeited	-	
Options outstanding, December 31, 2002	402,309	16.05
Granted	-	
Exercised	-	
Forfeited	(148,557)	17.42
Options outstanding, December 31, 2003	253,752	15.05

The following is a summary of stock options outstanding at December 31, 2003:

Exercise Price	Weighted Average Remaining Contractual Life (Years)	Options Outstanding	Options Exercisable
$ 17.42	4.2	153,752	153,752
12.33	6.8	60,000	27,500
10.00	6.4	40,000	30,000
15.05	5.3	253,752	211,252

The weighted average fair value of options granted during December 31, 2001 was $7.68 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 3.44%, volatility of 32.00%, expected dividend yield of 3.67% and expected life of six years for options granted during the year ended December 31, 2001.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2003, 2002 and 2001
(Table Amounts in Thousands, Except Percentages)

(12) Employee Benefit Plans: (Continued)

401(K) Plan

During 2002, the Bank initiated a 401(k) retirement program. The plan is available to all employees who meet minimum eligibility requirements. Participants may generally contribute up to 15% of earnings, and in addition, management will match employee contributions up to 4%. Expense related to Company contributions amounted to $208,000 and $135,000 in 2003 and 2002, respectively.

Deferred Compensation Plan

During the third quarter of 2002, the Company purchased assets and assumed the liabilities relating to a nonqualified deferred compensation plan for certain employees of the Fulton division. The Company owns single premium life insurance policies on the life of each participant and is the beneficiary of the policy value. When a participant retires, the benefits accrued for each participant will be distributed to the participant in equal installments for 15 years. The Company expense for 2003 amounted to $19,000.

The Deferred Compensation Plan also provides the participant with life insurance coverage, which is a percentage of the net death proceeds for the policy, if any, applicable to the participant.

(13) Income Taxes:

The provision for income taxes for the years ended December 31, 2003, 2002 and 2001 consisted of the following:

	2003	2002	2001
Current			
Federal	$ 1,536	$ 2,374	1,436
State	-	-	-
	1,536	2,374	1,436
Deferred	38	(28)	(463)
	$ 1,574	$ 2,346	973

Total income tax expense for the years ended December 31, 2003, 2002 and 2001 differed from the amounts computed by applying the federal income tax rate of 34 percent to income before income taxes as follows:

	2003	2002	2001
Expected federal income tax expense at statutory tax rate	$ 1,723	$ 2,360	953
Effect of nontaxable interest income	(213)	(94)	(14)
Other	64	80	34
Total federal income tax expense	$ 1,574	2,346	973
Effective rate	31.2%	33.8%	34.6%

(Table Amounts in Thousands)

(13) Income Taxes: (Continued)
The components of deferred taxes as of December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Deferred tax liabilities:		
FHLB stock dividends	$ (573)	(541)
Post 1987 bad debt reserves	-	(50)
Unrealized appreciation on securities available for sale	-	(451)
	(573)	(1,042)
Deferred tax assets:		
Bad debt reserves	876	495
Pension cost	-	473
Accrued interest expense	4	5
Accrued expenses	59	22
Unrealized depreciation on securities available for sale	286	-
	1,225	995
Net deferred tax asset (liability)	$ 652	(47)

The Small Business Protection Act of 1996, among other things, repealed the tax bad debt reserve method for thrifts effective for taxable years beginning after December 31, 1995. For each of the years ended December 31, 2003 and 2002, the Bank recaptured approximately $146,000 of tax bad debt reserves into taxable income. Thrifts such as the Bank may now only use the same tax bad debt reserve method that is allowed for commercial banks. A thrift with assets greater than $500 million can no longer use the reserve method and may only deduct loan losses as they actually arise (i.e., the specific charge-off method).

The portion of a thrift's tax bad debt reserve that is not recaptured (generally pre-1988 bad debt reserves) under the 1996 law is only subject to recapture at a later date under certain circumstances. These include stock repurchase redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Bank does not anticipate engaging in any transactions at this time that would require the recapture of its remaining tax bad debt reserves. Therefore, retained earnings at December 31, 2003 and 2002 includes approximately $4,027,000 which represents such bad debt deductions for which no deferred income taxes have been provided.

(14) Commitments and Contingencies:

In the ordinary course of business, the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.

The Bank had open loan commitments at December 31, 2003 and 2002 of approximately $8,486,000 and $6,346,000, respectively. Of these amounts, approximately $2,012,000 and $930,000 as of December 31, 2003 and 2002, respectively, were for fixed rate loans. The interest rates for the fixed rate loan commitments ranged from 4.25% to 5.75% and 5.13% to 6.25% for December 31, 2003 and 2002, respectively. Unused lines of credit were approximately $10,630,000 and $17,075,000 as of December 31, 2003 and 2002, respectively.

The Company and the Bank have agreed to enter into employment agreements with certain officers, which provide certain benefits in the event of their termination following a change in control of the Company or the Bank. The employment agreements provide for an initial term of three years. On each anniversary of the commencement date of the employment agreements, the term of each agreement may be extended for an additional year at the discretion of the Board. In the event of a change in control of the Company or the Bank, as defined in the agreement, the officers shall be paid an amount equal to two times the officers base salary as defined in the employment agreement.

In addition, the Bank is a defendant in legal proceedings arising in connection with its business. It is the best judgment of management that neither the financial position nor results of operations of the Bank will be materially affected by the final outcome of these legal proceedings.

(15) Regulatory Matters:

The Company is a unitary thrift holding company and, as such, is subject to regulation, examination and supervision by the Office of Thrift Supervision (OTS).

The Bank is also subject to various regulatory requirements administered by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to adjusted total assets (as defined), and of total capital (as defined) and Tier 1 to risk weighted assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Bank meets all capital adequacy requirements to which it is subject.

(15) Regulatory Matters: (Continued)

The most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total, tangible and core capital ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2003 and 2002 are presented below (dollars in thousands):

	Company Actual		Bank Actual		Required for Capital Adequacy Purposes		Required to be Categorized as Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003								
Tangible capital to adjusted total assets	$ 52,258	9.9%	$49,971	9.6%	$ 7,852	1.50%	N/A	N/A
Core capital to adjusted total assets	$ 52,258	9.9%	$49,971	9.6%	$ 20,939	4.00%	$26,174	5.00%
Total capital to risk weighted assessment	$ 54,834	17.1%	$52,547	16.5%	$ 25,489	8.00%	$31,862	10.00%
Tier I capital to risk weighted assets	$52,258	16.3%	$49,971	15.7%	N/A	N/A	$19,117	6.00%
As of December 31, 2002								
Tangible capital to adjusted total assets	$ 39,803	9.5%	$37,705	9.0%	$ 6,265	1.50%	N/A	N/A
Core capital to adjusted total assets	$ 39,803	9.5%	$37,705	9.0%	$ 16,708	4.00%	$20,884	5.00%
Total capital to risk weighted assets	$ 41,258	15.5%	$39,160	14.8%	$ 21,129	8.00%	$26,411	10.00%
Tier I capital to risk weighted assets	$ 39,803	14.9%	$37,705	14.3%	N/A	N/A	$15,847	6.00%

(16) Stockholders' Equity:

The Company's sources of income and funds for dividends to its stockholders are earnings on its investments and dividends from the Bank. The Bank's primary regulator, the OTS, has regulations that impose certain restrictions on payment of dividends to the Company. Current regulations of the OTS allow the Bank (based upon its current capital level and supervisory status assigned by the OTS) to pay a dividend of up to 100% of net income to date during the calendar year plus the retained income for the preceding two years.

(16) Stockholders' Equity: (Continued)

Supervisory approval is not required, but 30 days prior notice to the OTS is required. Any capital distribution in excess of this amount would require supervisory approval. Capital distributions are further restricted should the Bank's capital level fall below the fully phased-in capital requirements of the OTS. In no case will the Bank be allowed to make capital distributions reducing equity below the required balance of the liquidation account. No dividends were paid by the Bank to the Company during the years ended December 31, 2003 and 2002. The Bank paid dividends to the Company totaling $8,000,000 during the year ended December 31, 2001.

OTS regulations also place restrictions after the conversion on the Company with respect to repurchases of its common stock. With prior notice to the OTS, the Company is allowed to repurchase its outstanding shares. During 2001 and 2000, the Company requested and received regulatory approval to acquire a total of 500,000 shares of its outstanding common stock. As of December 31, 2003, 408,909 shares had been repurchased at an average price of $11.88 per share.

(17) Earnings Per Share:

Earnings per share of common stock are based on the weighted average number of basic shares and dilutive shares outstanding during the year.

The following is a reconciliation of weighted average common shares for the basic and dilutive earnings per share computations:

	Years Ended December 31,		
	2003	2002	2001
Basic earnings per share:			
Weighted average common shares	3,630,396	3,630,668	3,758,053
Diluted earnings per share:			
Weighted average common shares	3,630,396	3,630,668	3,758,053
Diluted effect of stock options	23,578	5,812	6,639
Weighted average common and incremental shares	3,653,974	3,636,480	3,764,692

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2003, 2002 and 2001
(Table Amounts in Thousands)

(18) Condensed Parent Company Only Financial Statements:
The following condensed balance sheets as of December 31, 2003 and 2002 and condensed statements of income and cash flows for the years ended December 31, 2003, 2002 and 2001 of the parent company only should be read in conjunction with the consolidated financial statements and the notes thereto.

Consolidated Balance Sheets:

	2003	2002
Assets:		
Cash and due from banks	$ 21	25
Receivable from subsidiary	138	69
Federal funds sold	2,185	2,440
Investment in subsidiary	34,375	23,860
Prepaid expenses and other assets	499	-
Total assets	$ 37,218	26,394
Liabilities and equity		
Liabilities:		
Dividends payable	435	399
Interest payable	120	-
Subordinated debentures	10,310	-
Total liabilities	10,865	399
Equity:		
Common stock	40	40
Additional paid-in capital	21,442	21,442
Retained earnings	10,284	8,495
Treasury stock	(4,857)	(4,857)
Accumulated other comprehensive	(556)	875
Total equity	26,353	25,995
Total liabilities and equity	$ 37,218	26,394

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2003, 2002 and 2001
(Table Amounts in Thousands)

(18) Condensed Parent Company Only Financial Statements: (Continued)

Condensed Income Statements:

	2003	2002	2001
Interest and dividend income			
Dividend income	$ -	-	8,000
Time deposits	22	4	56
Total interest and dividend income	22	4	8,056
Interest expense	119	-	-
Non-interest expenses	117	132	133
Total expenses	236	132	133
Income (loss) before income taxes and equity in undistributed earnings of subsidiary	(214)	(128)	7,923
Income tax benefit	(73)	(43)	(27)
Income (loss) before equity in undistributed earnings of subsidiary	(141)	(85)	7,950
Equity in undistributed earnings of subsidiary	3,636	4,679	(6,111)
Net income	$3,495	4,594	1,839

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2003, 2002 and 2001
(Table Amounts in Thousands)

(18) Condensed Parent Company Only Financial Statements: (Continued)

Condensed Statement of Cash Flows:

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 3,495	4,594	1,839
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Equity in undistributed earnings of subsidiary	(3,636)	(4,679)	6,111
Increase (decrease) in:			
Current income taxes payable	(69)	(42)	(27)
Accrued expenses	118	-	(13)
Net cash (used in) provided by operating activities	(92)	(127)	7,910
Cash flows for investing activities:			
Prepaid and other assets	(499)	-	-
Investment in subsidiary	(8,000)	-	-
Investment in Trust	(310)	-	-
(Advance for) payment on receivable from subsidiary	-	4,000	(4,000)
Net (increase) decrease in federal funds sold	255	(2,250)	940
Net cash provided by (used in) investing activities	(8,554)	1,750	(3,060)
Cash flows from financing activities:			
Subordinated debenture issue	10,310	-	-
Purchase of treasury stock	-	(12)	(3,202)
Dividends paid	(1,668)	(1,598)	(1,666)
Net cash used in financing activities	8,642	(1,610)	(4,868)
Net increase (decrease) in cash	(4)	13	(18)
Cash at beginning of year	25	12	30
Cash at end of year	$ 21	25	12

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2003, 2002 and 2001
(Table Amounts in Thousands, Except Per Share and Share Amounts)

(19) Investments in Affiliated Companies: (Unaudited)
Investments in affiliated companies accounted for under the equity method consist of 100% of the common stock of HopFed Capital Trust I ("Trust"), a wholly-owned statutory business trust. The Trust was formed on September 25, 2003. Summary unaudited financial information for the Trust as of December 31, 2003 follows (dollars in thousands):

Asset - Investment in subordinated debentures issued by the Company	$10,310
Liabilities - Trust preferred securities	$10,000
Equity - Common stock (100% owned by the Company)	310
Total liabilities and equity	$10,310

(20) Quarterly Results of Operations: (Unaudited)
Summarized unaudited quarterly operating results for the years ended December 31, 2003 and 2002 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 2003:				
Interest income	$ 5,905	6,192	6,237	6,409
Interest expense	3,033	3,096	3,092	3,158
Net interest income	2,872	3,096	3,145	3,251
Provision for loan losses	400	450	450	450
Net interest income after provision for loan losses	2,472	2,646	2,695	2,801
Noninterest income	1,015	905	883	696
Noninterest expense	2,023	2,812	2,032	2,177
Income before income taxes	1,464	739	1,546	1,320
Income taxes	468	234	500	372
Net income	$ 996	505	1,046	948
Basic earnings per share	$ 0.27	0.14	0.29	0.26
Diluted earnings per share	$ 0.27	0.14	0.29	0.26
Weighted average shares outstanding:				
Basic	3,630,396	3,630,396	3,630,396	3,630,396
Diluted	3,646,737	3,654,347	3,657,996	3,653,974

(Table Amounts in Thousands, Except Per Share and Share Amounts)

(20) Quarterly Results of Operations: (Unaudited) (Continued)

December 31, 2002:				
Interest income	$ 4,587	4,679	4,950	5,826
Interest expense	2,049	2,001	2,332	3,038
Net interest income	2,538	2,678	2,618	2,788
Provision for loan losses	90	90	250	365
Net interest income after provision for loan losses	2,448	2,588	2,368	2,423
Noninterest income	436	402	677	797
Noninterest expense	1,136	1,141	1,144	1,778
Income before income taxes	1,748	1,849	1,901	1,442
Income taxes	615	624	632	475
Net income	$ 1,133	1,225	1,269	967
Basic earnings per share	$ 0.31	0.34	0.35	0.26
Diluted earnings per share	$ 0.31	0.34	0.35	0.26
Weighted average shares outstanding:				
Basic	3,631,499	3,630,396	3,630,396	3,630,396
Diluted	3,631,499	3,636,979	3,637,928	3,639,076

(21) Comprehensive Income:
SFAS 130, *Reporting Comprehensive Income*, established standards for reporting comprehensive income. Comprehensive income includes net income and other comprehensive net income which is defined as non-owner related transactions in equity. The following table sets forth the amounts of other comprehensive income included in equity along with the related tax effect for the years ended December 31, 2003, 2002 and 2001:

	Pre-Tax Amount	(Expense) Benefit	Net of Tax Amount
December 31, 2003:			
Unrealized holding losses for the period	$ (1,534)	521	(1,013)
Reclassification adjustments for gains included in net income	634	(216)	418
	$ (2,168)	737	(1,431)

(Table Amounts in Thousands, Except Per Share and Share Amounts)

(21) Comprehensive Income: (Continued)

	Pre-Tax Amount	(Expense) Benefit	Net of Tax Amount
December 31, 2002:			
Unrealized holding gains for the period	$ 1,030	(350)	680
Reclassification adjustments for gains included in net income	(568)	193	(375)
	$ 462	(157)	305
December 31, 2001:			
Minimum pension liability adjustment	$ 336	(114)	222
Unrealized holding gains for the period	856	(291)	565
Reclassification adjustment for gains included in net income	(88)	30	(58)
	$ 1,104	(375)	729


YESTERDAY. TODAY. TOMORROW.

HOPFED BANCORP, INC.

P.O. Box 537
2700 Fort Campbell Boulevard
Hopkinsville, Kentucky 42240
Phone: 270-885-1171
Fax: 270-889-0313
www.bankwithheritage.com